ANNUAL REPORT 2004

                       Telemig Celular Participacoes S.A.

                                 [TELEMIG LOGO]


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[TELEMIG LOGO]

Dear Shareholders,
The Board of Directors of Telemig Celular Participacoes S.A. (Telemig Celular), acting within its legal and statutory obligations, submits for your appreciation the Company's Management Report, Social Report and Consolidated Financial Statements, along with the opinions of the Independent Auditors and the Fiscal Council for the financial year ending on December 31, 2004.


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MESSAGE TO THE SHAREHOLDERS
The year 2004 was marked by changes in all areas of Telemig Celular. The Company overcame the obstacles that arose and the challenges it set itself and ended the year sure in the knowledge that it was consolidating its corporate values. This performance, which translated into good financial results, is linked to a unique competitive differential - the Company's team of employees which was imbued more than ever with the concept of entrepreneurship. This concept aims to turn every employee into an entrepreneur, committed to creating value for the Company, customers and shareholders.
The client base rose by 20% in 2004 over the previous year. Despite the tougher competition, the Company maintained its strong leadership position in Minas Gerais, with an estimated market share of 48%. Telemig Celular's operational strategy during the year was a rational one, based on a three-pronged approach involving growth, customer relations and a return on investment. The
Company's policy of operating in a level-headed way and not disputing markets at any price - while going out of its way to establish a long-lasting relationship with clients - brought good financial results and will allow it to expand its operations.
The highlight of 2004 was the adaptation of the Company's network to the GSM/EDGE model, which uses the most advanced technology in operation in Brazil. This move put Telemig Celular ahead of the competition in technological terms. It also met the demands of clients and earned their confidence to such an extent that they stayed with the Company. The new network was installed in only seven months - a record time for Brazil - and began providing the largest GSM coverage in Minas Gerais. The TDMA network will be maintained with the same coverage and quality as long as a market and/or client is interested in using it.
The year 2004 was one of hard work and outstanding achievement. The launch of the new GSM/EDGE network was heralded by a big marketing campaign involving educational and promotional initiatives. The GSM/EDGE launch was also accompanied by the rejuvenation of the brand and a renewal in the way the Company carried out its communications. The Company's symbol, the ellipse, was streamlined and now resembles a precious stone. In the communications area, Telemig Celular moved closer to customers by using a more simple, direct and colloquial language so they could identify more clearly with some of Telemig Celular's main characteristics: commitment, modernity and trust.
To attract and maintain the loyalty of an increasingly larger number of customers, Telemig Celular maintained its policy of understanding the dreams and needs of every single client in order to "captivate" them. These customer relationship policies were essential in maintaining the solid market leadership in the region. In 2004, a customer-oriented division was created to further


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improve strategies to attract and retain clients. The Company maintained and strengthened the Voce (You) relationship program and launched and updated products and services.
The migration to the Personal Mobile Service (SMP), in line with the standards decided by the official regulatory body, Anatel, was another great challenge during the year and one which demanded the involvement of all employees. From August 1, clients began using the Carrier Selection Code (CSP) for long-distance and international mobile calls, which, in line with the Personal Mobile Service regulations, are carried by a long-distance operator. The Company decided not to apply to the regulatory body for its own long distance license, mainly because of the large number of operators providing this service and the cost of the investment which would be required.
Another important step in consolidating the Company's leadership in Minas Gerais was the acquisition of the license to exploit the "E" band in the Mineiro Triangle region. This acquisition, made at an auction held by Anatel, means that, as well as serving over 400 locations in its current operating area, Telemig Celular will enter a region with 1.8 million inhabitants and good growth prospects.
In the social area, the Company received the Valor Social award, promoted by the Valor Economico newspaper, for its Pro-Conselho (Pro-Counseling) program. Initiatives in this area are now serving as a model for Brazil. The Pro-Conselho program, which has been a great success in Minas Gerais, gained a national version called Pro-Conselho Brasil. This version was developed in partnership with the Federal Government. Within the state of Minas Gerais, the Company initiated the Minas 2020 project which aims to improve the quality of life of local people by encouraging public bodies, for example, to adopt policies and processes practiced by private companies.
The Company was also prominent in the cultural area and invested R$ 7 million in a series of innovative events and proposals during the year. This money came from Telemig Celular's own resources and/or through the cultural incentive law. Telemig Celular also made progress in Corporate Governance by continuing to develop a policy of transparency with investors and adapting to the Brazilian legal requirements. It also adapted to the American Sarbanes-Oxley law, as Telemig Celular shares are traded on the New York stock exchange.
The combination of Telemig Celular's initiatives in 2004 also led it to win first place in the ranking of the Best Brazilian Companies in the Telecommunications Sector, presented by the magazine Isto E Dinheiro.
Telemig Celular will continue to invest in the GSM/EDGE network in 2005 and exploit all its technological potential to provide differentiated solutions to its clients. The Company will also continue to promote initiatives to further develop the skills of its employees. It will improve the qualitative relationship with customers, to retain and gain new subscribers, while constantly pursuing sustainable growth.
A new competitor (Claro) is due to enter the Company's operating region in 2005. However, Telemig Celular has enough know-how to confront increasingly more competition while successfully maintaining market leadership and achieving impressive results. The Mineiro Triangle region, which the Company will enter in 2005 with GSM/EDGE technology, brings great expectations.


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For all these results, Telemig Celular thanks its shareholders, the regulatory bodies, clients, suppliers, financial institutions and, above all, its employees. In just one year, they had to carry out their normal activities while implementing large-scale projects - the migration to the SMP and the launch of the new GSM/EDGE network. Once again, they have displayed their great value and ability.


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STRATEGY AND OBJECTIVES

Telemig Celular's strategy is based on a tripod of growth, client relationship and return on investment and aims to create value for the Company's shareholders and clients while maintaining its market leadership in Minas Gerais state. The success of this strategy has been achieved by the practical application of its corporate values: meeting the customer's needs (clientivity), management by results, human talent, technological ability and innovation.
The Company has put into practice the concept of "Clientivity" i.e. attending and understanding the client's every need and desire to such a degree that clients have a memorable experience every time they are in touch with the Company. This concept is supported by market research and a complete and functional database. The result is that the Company can create tailor-made plans for a specific public and provide products and services developed for a particular consumer profile. The Company also has loyalty programs for clients and the largest and best coverage of the state, as well as differentiated products and services.
Telemig Celular oversees the continual growth of its operations in a rational way which focuses on quality. The Company does not pursue growth at any cost but constantly increases and upgrades its client base while increasingly adding value to its products and services. To do so, it makes great efforts to establish a solid relationship with its customers.
Another of the Company's concerns is to create conditions in which its employees can develop their professional careers and personal lives. This is done through various programs and tools involving the selection of personnel, communication, health and safety, remuneration and human development. The Company has developed the concept of entrepreneurship so that every employee becomes a business entrepreneur, committed to creating value for the Company, clients and shareholders.
Attracting and retaining customers is also ensured by technological ability, which adds value to the business and allows the Company to offer the right innovations at the right time. A decisive step was taken in 2004 when the Company maintained its pioneering position with the launch of its GSM/EDGE network. This technology provides clients with new products and services and put Telemig Celular in an advantageous position to receive third generation cellular telephony resources.
The Company also uses a solid customer relationship policy to confront the strong competition in the sector by adopting a pro-active approach and providing tailor-made solutions for its different customer profiles. This policy has resulted in the launch of a number of initiatives, one of which - the Voce (You) program - has been outstanding. This program provides a bonus for


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subscribers based on how long they have used the Company's services and their loyalty to the brand.
The Company's financial performance is evaluated by the Economic Value Added
(EVA) indicator which focuses not only on the profit but also on the amount of investment needed to achieve this figure. EVA not only highlights the return on capital for particular programs from business units, but also allows management and shareholders to align their interests through its transparency in showing how the results compare with the goals. By taking this approach, Telemig Celular has achieved greater operating efficiency and improved the use of assets and projects which bring higher productivity and growth.
The success of these results is directly linked to the proper assimilation and application of the entrepreneurship concept in which each employee is expected to behave like a business entrepreneur, constantly pursuing new challenges and opportunities to achieve consistently better results. To encourage employees, the Company has adopted a Management by Results and Ability program and staff have been given access to all the means needed to develop their basic business skills.
Telemig Celular's objectives are as follows:
     o Provide high quality, sophisticated products and services to its clients;
     o Exploit the competitive differential arising from the GSM/EDGE technology to provide subscribers with unique solutions;
     o    Strengthen the Telemig Celular brand even further;
     o    Maintain market leadership in Minas Gerais;
     o Be recognized by clients and shareholders as the operator which provides the greatest coverage, trust, innovation and transparency;
     o    Develop its close customer relationship even further;
     o Exploit the Company's Data Warehouse in greater depth to provide differentiated solutions which meet client needs;
     o Incorporate business technology in its daily activities and initiatives even further.


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BUSINESS

The Brazilian cellular telephony market enjoyed another year of great growth in 2004. The number of clients using mobile phones rose by 41.4% over the previous year, reaching 65.6 million, equivalent to 63.2% of all telephone lines operating in Brazil. The density of mobile telephony came to 36.63 of every 100 Brazilians compared with 26.22 in 2003. GSM is the technology which has grown most in Brazil and ended 2004 with 22.4 million clients, while CDMA technology had 19.5 million users at the year-end. In January 2005, the Brazilian cellular telephony market had 66.6 million registered clients. Of this total, 23.7 million used GSM technology, thereby surpassing users of TDMA technology who numbered 22.9 million at the end of January. The CDMA model had 19.7 million customers at the end of the period.
Figures from the regulatory body, Anatel, show that the Mobile Telephony Service is available to 86.4% of the population and provided in 48.0% of Brazilian towns and cities.



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AREA OF ACTIVITY
Telemig Celular has two direct competitors, TIM and OI, in its current operating area and Claro is due to enter this market in 2005. The Brazilian cellular telephony market is extremely competitive and became even tougher in 2004 as operators fought for new clients. This competition generally led to customers being given big subsidies to acquire cell phones.
The density of cellular handsets in the state of Minas Gerais came to 34.38 per 100 people. This represented a total of 6.5 million subscribers and showed that there was still a good market potential to be exploited.
Despite the greater direct competition, Telemig Celular maintained its market leadership and enjoyed competitive advantages. For example, since it was the first mobile telephony operator in its current area after the sector was privatized, it gained a strong base of post-paid clients. The Telemig Celular brand has also been recognized by local people for its quality over a period of time. The Company also has the most up-to-date technology in its current operating area, GSM/EDGE, which can transmit data much faster, and offers differentiated products and services. Telemig Celular also provides the widest coverage, attending 401 localities with TDMA, 335 with GSM and covering more than 2,500 kilometers of highway.

CLIENT BASE

Telemig Celular's client base rose substantially by 456,000 customers in 2004, an increase of 20% over 2003. The Company is the market leader in Minas Gerais, with around 48% of market share.
Telemig Celular maintains its customer base through various initiatives, such as the Voce relationship program, and by improving and varying its product portfolio, mainly those related to the Plano Controle (Control Plan). It also provides the widest and best cell phone coverage in Minas Gerais and has a pro-active approach to clients. It offers customers the best solutions according to their profile even though this may result in lower revenues for the Company in the first instance.
This qualifying approach to the client base also led to the Company gaining post-paid subscribers. While the national Brazilian client base for post and pre-paid handsets remained at 19.5% and 80.5% respectively, the rate for Telemig Celular came to 27.3% and 72.7% at the end of 2004. The monthly average revenue
(ARPU) per post-paid client came to R$ 78.6 for the year and RS$ 15.3 per pre-paid client. Average monthly use per client (MOU) came to 85 minutes in 2004, with 201 minutes for the post-paid segment and 38 minutes for the pre-paid segment.

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    Coverage
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                                         2000       2001       2002       2003       2004
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

    Number of localities covered            265      290        322        373       401
    Number of cell sites (ERBs)             655      706        725        744     1,320
    Number of switches (CCCs)                10       13         13         13        13
    % of digital clients                  88.9%    96.4%      98.5%      99.3%     99.6%
    % of digital traffic                    78%      88%        90%        96%       96%
    % of coverage                           72%      74%        75%        79%      78%*
    Km of highways covered                1,881    2,077      2,162      2,477     2,551
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
    * The percentage of the population covered in the authorization area dropped as a consequence of the raise in the number of inhabitants of the region, according to data released by IBGE (Brazilian Institute of National Statistics and Geography.



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MINEIRO TRIANGLE (TRIANGULO MINEIRO)
In September 2004, Telemig Celular made the best bid in terms of price at an auction held by the National Telecommunications Agency (Anatel). The Company acquired the concession to exploit the Personal Mobile Service (SMP) in the sub-band of the "E" radio frequency in the municipalities of Sector 3 of Region I of the General Concession Plan (Mineiro Triangle Region). The Mineiro Triangle Region has approximately 1.8 million inhabitants and an estimated personal mobile service penetration of 33.4%.
This acquisition expanded the Company's operating area to the whole of Minas Gerais state. The Company expects to begin operating in the Mineiro Triangle Region in the first half of 2005, using the GSM/EDGE technology. Telemig Celular has good expectations in this market since its brand is already well known among the local people. Besides this, the Mineiro Triangle also includes the highest per capita income group in the state. Other operators already active in the Mineiro Triangle include CTBC Celular, TIM and OI.

DISTRIBUTION CHANNELS
In 2004, Telemig Celular maintained exclusive sales with many of its main partners on the Minas Gerais market. At the same time, the Company increased the number of direct and indirect sales points to meet the growing market demand and the large sales volume resulting from the migration to the GSM/EDGE technology. The year was also marked by training and qualification efforts in the attendance provided through the Company's own stores. These stores were completely integrated into the Customer Focused System (known as SOL). This solution originated in the Customer Relationship Management (CRM) program and gave employees access to the customer's entire history, as well as the documentation and recommended procedures for new consumer purchases. The employees were also trained to explain clearly to clients what was happening at two crucial moments during the year: the migration to the Personal Mobile System (SMP) and, later, the launch of the GSM/EDGE technology.

    ----------------------------------------------------------------------------
    Distribution Channels (points-of-sale)
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                                  2000       2001      2002       2003     2004
    ----------------------------------------------------------------------------
    Own Stores                      23         18         16        15       15
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    Indirect Channels              579        548        491       576      642
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    Credit and Calling Cards     7,671     14,938     20,803    19,227   18,881
    ----------------------------------------------------------------------------

PRODUCTS AND SERVICES
Even though 2004 was a year of great change, due to the migration to the Personal Mobile Service (SMP) and the launch of the new GSM/EDGE network, new products and services were created and existing ones improved.
The main innovations included the expansion of the Plano Controle (Control
Plan), which is a hybrid of the postpaid and prepaid services. The client and the Company set a monthly spending limit but still owns a postpaid mobile handset. To attend the different client profiles, the basic plan of R$ 40 can now be increased to R$ 80, R$ 100, R$ 120 and R$ 160.
In 2004, the Company had a portfolio of 23 GSM technology handset models consisting of Siemens, Motorola, Nokia and Sony Ericsson brands. Of these, four were GSM/EDGE. Clients chose the kind of handset they wanted. Surveys


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were carried in which users with different profiles were interviewed. These helped identify the most popular handset and meet the desire of those clients who wanted more simple models and those who wanted more functions.
The portfolio ranges from models with basic functions, such as sending SMS messages and downloading music and icon images, to the more sophisticated. It also includes in-demand mobile phones which contain a camera and can download sounds, including MP3, have an extended keyboard, Internet connection and send photos and videos. Some models even allow the user to edit and mix music and personalize the ringing tone.
There are also some models equipped with "Bluetooth", a wireless technology which can transmit data over short distances between phones, computers and other electro-electronic items, including faxes, keyboards and printers, which also have Bluetooth. Wires and cables are not needed for connections made with this technology.
The portfolio also offers four "smartphones". These bring together hand computer and mobile phone functions, combined with cameras and other features, such as a video camera, MP3, display with 65,000 colors and a memory capacity, which can be expanded above 40 MB.
Another differential is the Telemig Celular chip which has greater memory capacity for all clients (64k) and can even have double the capacity of a common chip. This chip makes the mobile phone work by storing the client information and allowing access to added-value services which were previously made through the Internet, by SMS commands or WAP. Navigating this chip is very simple, making it easier to get access to a great variety of services.
Telemig Celular also has the most complete and modern line of accessories for the GSM/EDGE technology. As well as general consumer products - batteries, face-plates, holders, earphones and chargers - the Company offers special items. These include earphones with FM radio or VGA digital camera, memory cards, portable wireless chargers and fun cameras, linked to the cellular.
One of the most interesting products for a client who wants security is the observation camera which can be programmed to take pictures at set intervals or be activated when a movement is detected. The images can be sent to any mobile phone that is compatible with the MMS service or to the user's e-mail.

CORPORATE MARKET
Telemig Celular attends the corporate segment in Minas Gerais through its "Telemig Celular Companies" product and is the outstanding market leader. In 2004, the Company renewed virtually all its contracts with companies and also gained new clients. It ended the year with 11% more customers than the previous year.
The Company's success in the corporate segment is linked to the quality and diversity of its products and services, which match the real needs of companies of all sizes. Telemig Celular's Data Warehouse is complete and allows the Company to create and provide specific solutions for each segment. Besides this, the corporate area team is highly trained and constantly expanded.
Corporate clients can rely on plans with different methods of payment, tariffs which vary according to the user profile and new ways of controlling costs. Five new plans were launched in 2004: Facil (Easy) which offers the best cost for a firm which makes lots of local calls, Gestao (Management) in which the company only pays for calls between its employees, Livre (Free) where calls


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between employees of the same company are free, Equipe (Team) where the minutes are shared among all the registered mobile phones, and Plano Controle (Control
Plan) in which the company can control all the cost of calls made by its employees with a guaranteed fixed cost.
One of the highlights of the new services is the Localizador (Locator) which locates an employee by registering and administering the client's visits to the Telemig Celular site. Another novelty is the Grupo de Chamadas (Group Calls), a pioneering service in Brazil in which a company uses a single number for a whole department, for example.
With the launch of the GSM/EDGE technology, Telemig Celular's products and services portfolio will be substantially increased in 2005. New solutions, such as sending data, Internet connection and access to e-mails through the mobile phone will be introduced. Another differential is that the chips for the GSM/EDGE corporate market handsets have been specially configured and have more memory and specific corporate menus.


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RELATIONSHIP WITH CLIENTS - "CLIENTIVITY"

The transformation Telemig Celular underwent in 2004 was also mirrored in the Company's relationship with its clients and led to the creation of a customer-oriented division and the concept of "Clientivity". This area brings together all customer-related processes and the Credit and Billing area to identify new opportunities to improve the Company's relationship with clients. At the same time, all areas of Telemig Celular will be involved in the concept of "Clientivity" which can be summed up as "being focused on the customer".
Through this development, Telemig Celular intends ensuring that every contact the client makes with the Company is a memorable experience which will maintain client loyalty. As a result, all contact channels are undergoing adaptations to get rid of aspects customers regard as undesirable and standardize the language and information in customer contacts, whether via the Internet, the Customer Relationship Center (CRC) or stores.
Combining the CRC, Billing and Relationship Marketing areas will create a cycle which attends the needs of customers from their entry into the client base to sending them bills and offering services.
To find out the concrete results of its initiatives, Telemig Celular commissions market research from outside companies. These include a monthly survey of around 8,500 customers who are interviewed on a number of subjects. These results are used in taking decisions on areas such as promoting improvements in customer attendance, marketing initiatives and the launch of products and services.

CUSTOMER RELATIONSHIP CENTER - CRC
Telemig Celular's CRC was elected the Best Call Center by the magazine Consumidor Moderno, in the Mobile Telephony Regional Company category. This achievement reflects the Company's ongoing concern with improving the service its employees give clients. The "Clientivity" concept was put into practice in 2002 following consumer and internal surveys.
Discussion groups with clients were set up to gain a better understanding of customers' wishes. Clients described the kind of attendance features they most


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appreciated when they came into contact with a company's call center. Telemig
Celular was also keen to learn what its attendants thought of the customers' wishes. These discussion led to actions being taken to meet the customers' needs as well as making the attendants aware of the points they should prioritize when dealing with clients.
One of the measures adopted was the creation of a "chat" service which was accessible through the Telemig Celular site. Clients were able to communicate in real-time with the operators, resolve questions and contract products and services. They could also access information, such as their phone bills and the number of points gained in the Voce relationship program.
A more pro-active approach to consumer relations was also adopted. This included initiatives alerting clients to the possibility of migrating to a plan more suitable to their needs, even when this led, in the first instance, to a reduction in the Company's revenues.
Another way of improving client attendance and drawing up action plans is through a daily analysis of the volume of calls and the reason why they were made. In 2004, the Sensor program was introduced to the CRC in order to reduce the number of calls received and facilitate access to information. For example, when Telemig Celular identified a high demand for corporate plans, it created the Audible Response Unit (URA), which allowed clients to obtain this information.
The URA was reformed to make its language simpler, objective and more personal. Employees are also being trained to make closer contacts with clients. Attendants were also instructed how to behave in cases where the attendance system broke down.
Another innovation in 2004 was the complete integration of Telemig Celular's CRC with that of Amazonia Celular. As a result, the Amazonia Celular employees can provide the information needed to Telemig Celular customers and vice-versa. In cases of an excessive number of calls to one of the Companies, the calls are automatically transferred to the other. Employees also learned the meaning of distinct expressions used in each region. This integration increases efficiency, reduces costs and improves the quality of attendance of both Companies.
A client-retention campaign called Papa-Leguas was also held during the year. The campaign was held between July and September and achieved a client retention rate of 87%, three percentage points higher than the existing rate (84%). Outstanding employees were recognized at the end of the campaign.

CUSTOMER FOCUSED SERVICE - SOL
The Customer Focused Service (SOL) is a basic tool for developing policies and strategies to help the Company reach its different public groups in a precise way. SOL is regarded as one of the best Customer Relationship Management (CRM) solutions in the world. In 2004 SOL integrated Telemig Celular's operations with those of Amazonia Celular. As a result, all the operators and employees of both companies had access to client information and a range of internal services and procedures. This made it easier to standardize the supply of information and activities. SOL can also be accessed in the operators' stores to attend clients in person.
However, SOL's greatest function is to bring together information to develop business strategies. The Company is now in a position to segment its client


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base according to consumer behavior, life-time value, or the consumer's home life (whether the customer lives alone, in a group, how many people have a mobile phone etc). The information from SOL also allows sample surveys of the client's socio-economic profile, educational level etc. Information like this can help develop geo-marketing, since the public profile in a particular location or city block can be similar.

VOCE PROGRAM
The Voce (You) program continues to be a key tool in maintaining customer loyalty. At the end of 2004, around 875,000 clients were registered. Voce (You) is a bonus program in which clients acquire points - which may be exchanged for Telemig Celular products and services - according to the time they have been with the Company and how they use the products and services. Pre and postpaid clients, private individuals and corporate customers can participate in the program.

ME AND YOU
Under this initiative, employees go to the CRC and points-of-sale (corporate and retail) to experience what it is like to be a client. This encounter with the day-to-day reality of the clients encourages employees to consider how the Company can focus more on the customer. The Company's managers underwent this experience in 2004 and all employees will take part in 2005.

WEBSITE
The Company's Internet site (www.telemigcelular.com.br) is another strategic tool to attract and retain customers, as well as create a closer relationship with suppliers and partners. Telemig Celular also has an Investor Relations site (www.telemigholding.com.br) which aims to strengthen the relationship between the Company and its shareholders.


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REGULATORY ENVIRONMENT

At the end of 2003, Telemig Celular applied to the National Telecommunications Agency (Anatel) to migrate from the Cellular Mobile Service (SMC) to the Personal Mobile Service (SMP) system. On February 19, 2004, the Authorization Deed for the migration to the SMP was signed. From August 1, 2004, Telemig Celular started operating according to the SMP rules.
The migration allowed clients to choose a Carrier Selection Code (CSP) for long-distance domestic calls (VC2 and VC3) and international cellular calls, in line with the SMP regulations. As a result of this change, the Company no longer received revenues from the VC2 and VC3 calls but instead received interconnection revenues from the use of its networks in calls originating from other networks, mainly landline.
In 2004, Telemig Celular also began adopting the rules established by the Bill and Keep system in payments for the use of its network. These rules stated that until June 30, 2005, in the relationship between SMP carriers in the same Registration Area, the Mobile Network Use Tariff (VU-M) would only be due when the outgoing traffic in a given direction was more than 55% of the total traffic between them. From this date, the current regulations foresee that the


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VU-M will no longer be due and the providers will collect their respective revenues from inter-network calls.
All areas of the Company were involved in and prepared for the migration process. Special training was given in customer attendance to answer their questions.
The Company also acquired an additional 1,800 MHz frequency band needed to provide services with the GSM/EDGE technology. At the end of 2004, Telemig Celular signed a contract with ANATEL to exploit the 900 MHz bands. This frequency is important since it increases the signal range using less equipment and with better quality.
With the entry into service of the Personal Mobile Service (SMP), which lays down the Carrier Selection Code (CSP), Telemig Celular signed an agreement with Brasil Telecom to ensure that interurban tariff calls were the same as local calls when the client chose the code number "14" of Brasil Telecom. Under this agreement, when clients are using the roaming service outside the Company's area, but between towns in the same state, they will have a one-off tariff in VC2 calls if they use the 14 code number. For VC3 calls outside the Company's area, using the domestic roaming service, and making calls between two towns in different states, the client will also pay a single tariff by using the 14 code number.
In 2004, Telemig Celular also signed an agreement with Anatel authorizing the Exploitation of the Multimedia Communication Service (SCM). This authorization is bringing an improvement in the services provided to clients.
In February 2004, the Company made the last readjustment in the usage tariff (VU-M) after seeking approval from Anatel. Under the new regulations, from February 2005 tariff readjustments will be agreed with the other telecommunications operators.


--------------------------------------------------------------------------------
TECHNOLOGY - THE LAUNCH OF THE GSM/EDGE

Telemig Celular is aware that technological development is a key factor in maintaining its competitiveness and strong leadership position in Minas Gerais and, on November 28, the Company launched its GSM/EDGE network.
The new technology was made available to clients only seven months after the decision was made to use the GSM/EDGE model, a record time in Brazil. This network is one of the first in the Americas to be conceived as a GSM/EDGE network and has given the Company a competitive differential. The term EDGE means Enhanced Data Rate for GSM Evolution and the technology goes beyond the GSM/GPRS model. It provides greater data transmission and opens the way to differentiated cellular products and services, some of which are third generation. The launch of the GSM/EDGE network made Telemig Celular the most technologically advanced Company in the sector in Minas Gerais. The move also confirmed the Company's commitment to clients that it would develop and surpass the competition.
By the end of 2004, Telemig Celular was providing more than 335 locations in Minas Gerais with the modern GSM/EDGE technology. This surpassed its original target of 300 areas and compares with the main competitor which covers only 260 localities. The network also covers the two main highways in Minas Gerais (BR-040, BH-Rio - BR 365, BH - SP).

The Company was also anxious to maintain the same standards of quality, coverage and services for the TDMA network and allowed clients who wanted to use the new GSM/EDGE technology the advantage of being able to maintain their cell phone number.
The launch of the new technology involved all areas of the Company and cost R$206 million in investments throughout the year.


--------------------------------------------------------------------------------
OPERATING AND FINANCIAL PERFORMANCE

As mentioned in the Regulatory Environment item, the implementation of the SMP regulations from August 1, 2004, impacted the revenues and costs of the services.

NET REVENUES
Even though net service revenues were impacted by the implementation of the SMP rules, they were still R$ 56 million higher than the previous year, amounting to R$ 1,060 million. Net equipment revenues came to R$ 94 million, unchanged from the previous year.
Of the net service revenues, 4.7% is related to data services provided by the Company, the most outstanding of which was the SMS. Data revenues have shown a healthy rise in recent years and should continue to increase in 2005, thanks to the new GSM/EDGE technology, which is faster and has greater transmission capacity.
Total net revenues amounted to R$ 1,154 million, an increase of R$ 57 million over the 2003 figure. The rise was due to an increase of 20% in the Company's client base, despite the reductions from the changes in the regulatory environment.


                        Total Net Revenues (R$ million)


                                    2000    2001    2002     2003    2004

    Net Service Revenues             607     794     870    1,004   1,060
    Net Equipment Revenues            93      75      78       93      94
    Total                            700     869     947    1,097   1,154




MONTHLY AVERAGE REVENUE PER CLIENT - ARPU
Monthly average revenue per client for the postpaid plan was R$79 in 2004, in line with the amount for the previous year. In the prepaid segment, the monthly average figure came to R$15, lower than the 2003 amount of R$19.
The consolidated monthly average revenue per client came to R$34, below the figure of R$39 registered the previous year. This fall had been expected due to the greater share of prepaid customers in the total base during the year.

                     Monthly Average Revenue per User (R$)

                           2000    2001    2002     2003    2004

    Postpaid                 67      67      68       79      79
    Prepaid                  23      22      21       19      15
    Blended                  51      66      68       79      79




AVERAGE OF MINUTES OF USE PER CLIENT - MOU
The average monthly use per client using the postpaid plan was 201 minutes, higher than the 194 minutes registered in 2003. For the prepaid plan, the average monthly use per client was 38 minutes, lower than the 50 minutes registered the previous year.
The blended average of minutes of use per client was 85 minutes, below the 96 minutes registered in 2003. There was a greater share of the prepaid service in the client base in 2004, which led to a natural reduction in the average time used.


                              Minutes of Use (MOU)


                           2000    2001    2002     2003    2004

    Postpaid                191     174     175      194     201
    Prepaid                  92      77      67       50      38



OPERATING COSTS AND EXPENSES
Operating costs and expenses (excluding depreciation and the cost of equipment) rose by R$ 50.6 million to R$ 551.6 million, 10.1% above the amount registered in 2003 (R$ 501.0 million). The volume represents 52.0% of the net service revenues. This rise is basically related to the intensification of sales initiatives during the year and campaigns linked to the launch of the GSM/Edge network.


                   Operating Costs and Expenses (R$ million)
                - excluding depreciation and cost of equipment -

                    2000    2001    2002     2003    2004

                     354     417     466      501     552

Customer Acquisition Cost
Although the market became tougher, the Company used its coherent, efficient sales strategy in 2004 to expand its customer base while maintaining the client acquisition costs under control. As a result, the acquisition cost per client remained relatively stable at R$118, only R$1 above the 2003 amount.
Acquiring new clients involves large investments in publicity campaigns, marketing and sales structures, and expanding and maintaining the network of authorized agents and large retailers, amongst other initiatives.


                        Customer Acquisition Cost (R$)

                    2000    2001    2002     2003    2004

                     165     131     114      117     118




Client Retention Cost
The efforts to maintain the best and most profitable clients in the customer base resulted in retention costs of 8.7% of the net service revenues compared with 8.3% in 2003.

Bad Debt
The Company registered bad debt of 1.9% of net service revenues, thereby maintaining one of the lowest rates in the Brazilian mobile phone sector. This arises from Telemig Celular's pro-active approach in directing clients to the best options matching their socio-economic profile (in terms of handsets, plans and services). The Company also offers a portfolio of products and services which meet all needs and profiles (with the Plano Controle being outstanding), as well as a rigorous credit analysis at the moment of sale.


                             Bad Debt (R$ million)

                               2000    2001    2002     2003    2004

    Bad Debt                     22      28      18       13      20
    % of net serv. revenues     3.6%    3.6%    2.1%     1.3%    1.9%

PROFITABILITY
As a result of the above-mentioned points, EBITDA (earnings before interest, taxes, depreciation and amortization) came to R$ 478.9 million, bringing a solid, impressive profit margin of 45.2% on the net service revenues.


                              EBITDA (R$ million)
                (Earnings Before Income, Taxes, Depreciation and
                                 Amortization)



                               2000    2001    2002     2003    2004

    EBITDA                      245     370     394      490     479
    % of net serv. revenues    40.3%   46.6%   45.2%    48.8%   45.2%



    EBITDA Breakdown                                              (R$ thousand)
    ----------------------------------------------------------------------------
                                                       2003              2004
    ----------------------------------------------------------------------------
        Operating profit (loss)                       260,000           283,474
        Interest Income                             (136,391)         (150,314)
        Gain (loss) on hedging operations             135,682            31,051
        Interest Expense                               71,865            77,711
        Foreign exchange loss (gain)                (112,764)          (33,330)
        Depreciation and amortization                 271,115           270,259
    ----------------------------------------------------------------------------
    EBITDA                                            489,507           478,851
    ----------------------------------------------------------------------------

NET INCOME
Net income came to R$ 159.6 million (R$ 0.460 per thousand shares), 7.8% higher than the R$ 148.1 million registered in 2003 (R$ 0.427 per thousand shares). This was the Company's best ever result.


                            Net Income (R$ million)


                    2000    2001    2002     2003    2004

                      39      90      68      148     160



DEPRECIATION
Due to the launch of the new GSM/EDGE network and the obsolescence of the TDMA network, Telemig Celular decided to raise the current depreciation rate of the network from 25% to 33% a year. The accumulated amortization and depreciation expenses for the year amounted to R$270.3 million.

FINANCIAL SITUATION
Telemig Celular reported total debt of R$ 482.8 million at the end of 2004, of which 88% was contracted in foreign currency. Of the foreign-denominated debt, 52% was protected by hedge operations.
The Company believes that this level of debt protection is adequate against the current macro-economic background in Brazil. However, this is a point which deserves constant monitoring by the Board of Directors.

Debt Position (BR GAAP)                                             (R$ million)
--------------------------------------------------------------------------------
                                                2004
                 ---------------------------------------------------------------
Debt                  R$           US$         Currency       Total
                                                Basket
--------------------------------------------------------------------------------
Short Term           58.5         133.6           22.7        214.9         45%
Long Term               -         266.1            1.9        267.9         55%
--------------------------------------------------------------------------------
Total                58.5         399.7           24.6        482.8        100%
                      12%           83%             5%         100%
--------------------------------------------------------------------------------

                    Year          R$ million          % denominated in US$
                    2005           214,854                   72.8%
                    2006            55,516                   100.0%
                    2007              78                     100.0%
                    2008              -                        -
                    2009           212,352                   100.0%

At the end of 2004, the Company's total debt was more than covered by its cash and cash equivalent resources (R$ 960.5 million) and accounts receivable from hedge operations (R$ 9.7 million), resulting in a negative net debt of R$
487.5 million.

    --------------------------------------------------------------------------------------------------
    Indebtedness                                                                         (R$ million)
    --------------------------------------------------------------------------------------------------
                                            2000         2001         2002          2003        2004
    --------------------------------------------------------------------------------------------------

    Total Debt                              477.5        680.4         850.0        489.1       482.8
    Net debt                                198.0        257.0         106.0      (190.6)     (487.5)
    Debt in US$                             280.2        412.4         590.5        320.5       399.7
    % of Debt in US$                          59%          61%           69%          66%         83%
    % of Debt in US$ hedged                   33%          72%           90%         100%         56%
    Debt in Currency Basket (BNDES)             -         60.0          88.9         50.6        24.6
    % Debt in Currency Basket                  0%           9%           10%          10%          5%
    Debt in US$ +  Currency Basket          280.2        472.4         679.4        371.1       424.3
    % Debt in US$ + Currency Basket           59%          69%           80%          76%         88%
    % Debt in US$ + Currency  Basket
    Hedged                                    33%          63%           78%         100%         52%

    Coverage and Liquidity Indicators
    ----------------------------------------------------------------------------
                                   2000     2001     2002       2003       2004
    ----------------------------------------------------------------------------
    Net Debt/EBITDA                 0.8      0.7      0.3      (0.4)      (1.0)
    Net Debt/Total Assets           14%      16%       6%       -11%       -23%
    Interest coverage ratio         5.2      6.0      5.8        9.6       10.8
    Current liquidity ratio         2.0      2.7      1.8        2.3        2.0
    ----------------------------------------------------------------------------

Despite the big rise in investments in the new GSM/EDGE network, the Company registered a positive free cash flow at the end of the year of R$ 380.8 million, R$ 23.2 million higher than the previous year.

    Free Cash Flow                                                  (R$ million)
    ----------------------------------------------------------------------------
                                   2000      2001      2002      2003      2004
    ----------------------------------------------------------------------------
    EBITDA                        244.7     370.2     393.6     489.5     478.9
    Investments                  (229.0)   (241.1)    (84.0)    (67.4)   (301.1)
    Taxes                           2.3     (31.8)    (12.3)    (64.6)    (70.3)
    Minority Interests            (10.3)    (19.3)    (13.7)   (26.30)    (33.4)
    Net Financial Expenses          8.5       3.9      38.3      69.9     102.2
    Working Capital Variation     (49.7)    (51.1)    (16.0)    (43.5)    204.6
    ----------------------------------------------------------------------------
    Free Cash Flow                (33.5)     30.8     305.8     357.6     380.8
    ----------------------------------------------------------------------------


--------------------------------------------------------------------------------
MAIN TAXES AND SOCIAL CONTRIBUTIONS PAID

                                                              (R$ thousand)
                Description                 2003                      2004

    PIS                                    8,438                      8,950
    COFINS                                42,906                     40,438
    Social Contributions                  17,673                     20,164
    Income Tax                            65,428                     74,953
    ICMS                                 184,629                    209,173
    Fistel                                37,388                     43,152
    Fust/Funttel                           7,523                      7,962
    CPMF                                   6,040                      7,459
    CIDE                                     278                        244
    ---------------------------------------------------------------------------
    Total                                370,303                    412,495
    ---------------------------------------------------------------------------

--------------------------------------------------------------------------------

INVESTMENTS

In 2004, the Company invested R$ 301.1 million in fixed assets, most of which was spent on the implementation of the GSM/EDGE network, which was launched on November 28, 2004. Investments more than quadrupled over the previous year. This was basically due to the implementation of the new GSM/EDGE network and other associated platforms.
The Company will continue investing in 2005 to expand its network and bring the GSM/EDGE coverage to localities which are still not attended by Telemig Celular.

    Investments                                                     (R$ million)
    ---------------------------------------------------------------------------
                           2000        2001       2002       2003         2004
    ---------------------------------------------------------------------------
    Network               181.9      166.1       46.5        26.2        234.8
    IS/IT                  16.0       47.9       33.0        36.1         28.5
    Others                 31.1       27.4        4.5         5.1         37.8
    ---------------------------------------------------------------------------
    Total                 229.0      241.1       84.0        67.4        301.1
    ---------------------------------------------------------------------------

GSM/EDGE
The Executive Board proposed the GSM/EDGE model for the technological migration of the Telemig Celular network and this choice was approved by the Board of Directors at a meeting held in February 2004. The fact that Telemig Celular was one of the last companies in Brazil to migrate from the TDMA technology to GSM aroused competition among suppliers and ensured a fall in the price of the equipment. Ericsson was chosen as the main supplier of the switching centers
(CCCs) for voice and data (GPRS/EDGE) and radio base station (ERBs) of the new network.
The investments in the network amounted to R$ 234.8 million in 2004 and were concentrated mainly on the implementation of the new GSM/EDGE network. The TDMA network will be maintained with the same and coverage as long as there is a market and/or clients interested in using it.

MINEIRO TRIANGLE (TRIANGULO MINEIRO)
On September 21, 2004, Telemig Celular made the best bid, at an auction realized by Anatel, to acquire authorization to exploit the Personal Mobile Service (SMP) in the sub-band of the "E" radio frequency in the towns in Sector 3 of Region I of the General Concession Plan (PGO). This area is known as the Mineiro Triangle. The Company's bid of R$ 9.7 million represented a premium of 80.5% over the minimum price demanded. Ten percent was to be paid when the SMP Authorization Deed was signed. The remaining 90% is to be paid in six equal installments within 36, 48, 60, 72, 84 and 96 months respectively of the SMP Authorization Deed signature date.


INFORMATION TECHNOLOGY - IT
Investments in the Information Technology area came to R$ 28.5 million in 2004, directed mainly at preparing the system for the migration to the Personal Mobile Service (SMP) and developing the applications to support the new GSM/EDGE network technology.
The move to the SMP called for alterations in most of the operating system, due to the changes in processes - such as routing calls, attending clients, billing, interconnection and collection. A co-billing system was introduced to meet the needs of the new contracts with the long distance operators.
To support the launch of the new GSM/EDGE network, the Information Technology area made changes in the Customer Focused Service (SOL) to attend client demands. These included the migration from TDMA to GSM with number portability, sale and activation of Simcards, promotions linked to the GSM/EDGE, creation of PIN and PUK passwords etc. The support system for the production, receipt, storage, distribution and sale of the Simcards was also improved. The changes also affected various other systems: provisioning, sending and receiving commands between the CRM system and the GSM/EDGE network; mediation for the collection and treatment of the GSM CDRs; billing, to price the plans and services, invoicing the bills and roaming processing; and, the pre-paid system to integrate the new GSM network platforms, as well as specific plans and promotions for this new technology.
Pre-paid roaming, GPRS pricing and other projects started in 2004 and should be concluded in the first half of 2005.


--------------------------------------------------------------------------------
RISK MANAGEMENT
A series of policies and procedures have been adopted to minimize possible risks which affect Telemig Celular's business.

PRODUCT RISK
It is essential for the Company to provide technologically advanced high quality voice and data if it is to maintain the market leadership in its operating area. The launch of the GSM/EDGE network was an important step in this direction. The products the Company chose and created were base on empirical data collected on a monthly basis. Even the handsets for the GSM/EDGE technology were selected in accordance with the results of surveys which highlighted customers' main aims and needs. The Company carries out approximately 8,500 interviews every month with customers, regardless of the operators to which they subscribe. Another important tool in anticipating subscribers' desires is the Customer Focused Service (SOL), a Customer Relationship Management system regarded as being among the most modern and best developed in the world. It was installed in 2003 and is constantly fed with important information about consumer habits as well as the profile of users. This information is made available to the Company's employees to draw up strategies and enables Telemig Celular to improve its activities and client relationship policies, as well as attract new clients.

MARKET RISKS
Claro is expected to begin operations in Telemig Celular's operating area in 2005. This will make the competition even tougher, since Telemig Celular has contended with two other operators in the Minas Gerais market in 2004 - TIM and OI. To maintain its leadership against this background, the Company believes that it needs to fundamentally improve its relationship with costumers, qualify and expand the client base and maintain its policy of providing high quality services at competitive prices.
In order to improve its relationship with customers even more, in 2004 the Company created the "Clientivity" division. This division contains all the relationship processes with customers as well as the Credit and Billing areas. Another fundamental factor in ensuring competitiveness is the Company's policy of management by results and skills, and the concept of the employee-entrepreneur. This approach encourages employees to constantly surpass their goals.
The acquisition of the license to operate in the Mineiro Triangle is also important in strengthening the market. Since the density of cellular telephony in this region is below the state average and the inhabitants have the highest purchasing power, Telemig Celular believes this will be a successful operation.

The Company is also relying on other differentials to maintain market leadership
- the force of its brand and its ability to provide clients with the most modern GSM/EDGE technology and the greatest coverage in Minas Gerais state.

TECHNOLOGICAL RISKS
The Company took a decisive step in surpassing the technological risk by launching its GSM/EDGE network. This has given it credibility as the most modern company in Brazil. This new network allows Telemig Celular to provide a series of new products and services to clients, thanks to its high speed in data transmission and the quality of the voice transmission. The Company is one of the few in the world with its own 100% GSM/EDGE network.

BUSINESS RISKS
The Company decided to reduce its businesses risks by bringing together the processes rules and qualifying the business operation. To do so, it created a Process Management Division in 2004. This area is supported by the Information Technology, Finance, Human Resources and Commercial departments in improving the processes and filling gaps. The Process Management Division's responsibilities are: market operations analysis to identify risk points; identifying improvements and ways of preventing risks (designing and approving strategy); developing and executing Action Plans (jointly with the Marketing area; and defining the business process.

ENVIRONMENTAL RISKS
Telemig Celular and Amazonia Celular are the only two mobile telephony operators in South America with ISO 14001 environmental certification. The company has a solid environmental management policy and contracted suppliers are required to comply with environmental practices and legislation.

INVESTMENT RISKS
To prioritize and define its investments and avoid applying resources at inappropriate times or in unsuitable technologies or solutions, Telemig Celular has well-defined criteria, such as the payback of the investment, rate of return
(ROI), net present value (NPV) and Economic added Value (EVA). These instruments not only reduce the possibility of mistakes but also allow the return of each investment to be calculated.

CREDIT RISKS
The Company's main protection against default is through its solid client relationship policy. This policy is based on providing products and services which are appropriate to each customer profile. The Company's solutions include the Plano Controle (Control Plan), a hybrid between the pre-paid and post-paid telephony in which the subscriber can set a monthly spending limit for his or her post-paid cellular handset. Another solution is the Correto Plan (Correct Plan) in which the Company contacts customers directly with suggestions on the most appropriate plan for their profile. This pro-active approach is taken even though it can lead to a smaller return for the Company in the first instance.

Another important resource is the most rigorous credit analysis of all the operators in Minas Gerais. The "Clientivity" Division studies ways of being flexible with the clients without assuming significant risks in the default rate.

CURRENCY RISKS
As a protection against possible abrupt changes in the exchange rate, the Company carries out swaps in foreign currencies. At the end of 2004, Telemig Celular had 88% of its debt denominated in foreign currency, of which 52% was protected by hedge operations. The unprotected part of the debt refers to the funding through the issue of Notes amounting to US$ 80 million, carried out in January 2004 and with a maturity period of 5 years. During 2004, the Company chose not to protect its debt denominated in foreign currency completely, due to the appreciation of the Real against the Dollar. Nevertheless, Telemig Celular constantly monitors the market conditions to evaluate the need and appropriateness of carrying out new operations to protect itself against currency fluctuations, comparing the costs of the operation to the currency risk expectations.

SYSTEM OR TRANSACTION RISKS
The Customer Focused Systems (SOL) of Telemig Celular and Amazonia Celular, were completely linked in 2004. This integration brought advantages to both Companies, making their operations more efficient since attendants were able to get access to the other operator's data. This move also brought more security to the data, since one bank serves as a back up of the other.

REGULATORY RISKS
Since it operates in a regulated sector, the Company maintains permanent contact with Anatel. This is done through a team which follows the detailed discussions between the operators and regulatory body. The Company meets all the quality pre-requirements demanded by Anatel.


--------------------------------------------------------------------------------
CAPITAL MARKET

Companies in the Brazilian telecommunications sector generally came under pressure in 2004 due to macroeconomic factors, the regulatory uncertainty and the high competitiveness of the market. This was reflected in the prices of the shares traded on the Sao Paulo Stock Exchanged (Bovespa). The Telecommunications Sector Index (Itel) showed a positive nominal annual variation of 3.5%, a fall of 63% compared with the variation of 66.8% registered in 2003. The shares of the cellular telephony operators were the worse affected within the sector since the segment was most affected by the increased competition.

The Ibovespa index contains the shares of the 53 most traded companies on the Bovespa. The criteria for including the shares in the index are: to be among a group of shares whose trading indices together represent 80% of the accumulated value of all the individual indices; to have a share of more than 0.1 % of total trading volume; to have been traded in more then 80% of all the total trading sessions during the year. The Ibovespa rose by 17.81% in 2004. This was the worse performance of any Latin American stock market. The slowdown compared with the previous year (when the Ibovespa rose by 97.3%) was due mainly to events in the first 10 months of the year. This period was marked by tensions, such as uncertainty over higher interest rates in the United States and the upcoming presidential elections, as well as the sharp increase in petroleum prices on the international market.
The preferred shares of Telemig Celular Participacoes (TMCP4) depreciated by 20.8% in 2004, ending the year at R$ 3.80 per thousand shares. Since the shares were first listed on the Bovespa in 1998 they have risen by more then 180%. The common shares (TMCP3) - trading at R$ 8.43 per thousand shares at the end of year - appreciated by 9.3% in 2004. This share has appreciated by more then 890% since it started trading on the BOVESPA in 1998. The average traded volume of common and preferred shares of Telemig Celular Participacoes came to 27 million lots of thousand shares a month, an increase of 16% over the previous year. The financial volume amounted to R$ 133 million per month, an increase of 57% over 2003.
In the theoretical Ibovespa portfolio valid from January to April 2005, the Company occupies 43rd position among those listed. The Telemig Celular Participacoes S.A. shares have been part of this portfolio since September 2000. The shares are also a part of the IBX-Indice Brasil and the IBX-50, indices of prices which measure the return of theoretical portfolios composed by shares from the most traded companies on the BOVESPA. The criteria for inclusion includes the number of trades and the financial volume, weighted in line with the level of their market liquidity.

                Share Price Performance (1998-2004): Local Market
                                                  1998        1999       2000       2001       2002       2003       2004

TMCP3 - Common Shares
(R$/thousand shares)                              0.85        3.50       8.20       6.60       3.81       7.71       8.43
TMCP4 - Preferred shares
(R$/thousand shares)                              1.34        3.95       5.91       4.19       2.98       4.80       3.80
IBOVESPA                                         6,784      17,092     15,259     13,578     11,268     22,236     26,196

Source: Bloomberg
Note: Last trading price/index for year.


The New York Stock Exchange Dow Jones index rose by 3.3%, ending 2004 with a total of 10,800 points, while the Nasdaq increased by 8.6%. These positive results are attributed to companies overcoming the obstacles caused by the depreciation of the dollar and doubts over the American presidential election. The ADRs of Telemig Celular Participacoes S.A., traded under the code TMB on the New York Stock Exchange, depreciated by 11.5% in line with the performance of shares on the Brazilian market. The average monthly trading volume was 1.485 million ADRs, 78% higher than the year before. The average financial volume was US$ 49.647 thousand per month, 146% above the US$ 20.186 thousand registered in 2003.


              Share Price Performance (1998-2004): American Market
                               1998        1999       2000       2001       2002       2003       2004
TMB (US$/ADR)                  21.25      46.38      59.50      37.62      16.90      32.10      28.40
DJI                            9,181     11,497     10,787     10,022      8,342     10,454     10,800
NASDAQ                         2,193      4,069      2,471      1,950      1,336      2,003      2,175

Source: Bloomberg
Note: Last trading price/index for year.


CORPORATE GOVERNANCE
Telemig Celular Participacoes S.A., the Company which controls Telemig Celular S.A., bases its relationship with shareholders and the market on transparency. In 2004, the Company continued to adapt to the demands of the Sarbanes-Oxley Act
(SOX). This is an American law aimed at protecting the US stock markets and applies to companies from other countries which trade their shares on US markets. This is the case with Telemig Celular Participacoes S.A. which trades American Depositary Receipts (ADRs) on the New York Stock market. The SOX was created to improve corporate governance by establishing rules, which ensure the transparency and credibility of the information these companies provide to the market and shareholders.
The adaptations to Sarbanes-Oxley promoted by the company in 2004 are related to
Section 404, which demands the certification of internal controls by independent auditors. Telemig Celular contracted the Deloitte consultancy to carry out the adaptation project, which includes defining the risk management and internal control processes, and revising the documentation of the control structures in these selected processes. The Company went beyond the American legal demands, which establish the need to certify only the processes which influence the financial result, and included a total of 30 processes. Besides mapping (which includes a flowchart, control activities, identification of gaps in the process and risk gaps), the project included controls and tests. By the end of 2005, the processes will be checked by the external auditor which certifies the Company's financial statements.
Telemig Celular also discussed how it would adopt to the creation of an Audit Committee. Although SOX demands an Audit Committee, the SEC has allowed foreign companies with existing Audit or Fiscal Committees to assume most of the functions of the new structure. The Company is totally adapted to all Sarbanes-Oxley requirements.
The Investor Relations area has established an annual calendar of events to maintain contacts with shareholders and market analysts. In 2004, the Investor Relations area has held nine meetings with the Association of Capital Market Analysts and Professionals (APIMEC). Four were held in Sao Paulo, four in Belo Horizonte and one in Brasilia. It also held a meeting of the Brazilian Association of Capital Market Analysts (ABAMEC) in Rio de Janeiro. Four teleconferences were also held to discuss the quarterly results. The Company also took part in nine conferences and four road shows in Brazil and abroad to discuss its strategies and results with investors in fixed and variable income. The Company also maintains an Investor Relation site - an important channel to present results, market notices and information to shareholders.

SHAREHOLDER REMUNERATION


         Dividends                                (R$ per thousand shares)
                           Common Shares             Preferred Shares
              2004           0.1177                     0.1177
              2003           0.1110                     0.1110
              2002           0.0693                     0.0693
              2001           0.0733                     0.0733
              2000           0.0377                     0.0377
              1999*          0.0279**                   0.0279**
              1998           0.0017                     0.0279
         * In 1999, Interest on Owned Capital was paid.
         ** Net of Income Tax.

ETHICS AND POLICIES

To align and standardize its Corporate Governance's practices, Telemig Celular has an Ethics Code, a Policy of Relationship with the Capital Markets and a Document Maintenance Policy. The Ethics Code defines practices related to the presentation of information about the Company, secrecy and integrity requirement, rules of behavior in cases of conflict of interest, and general ethical principles which must be respected. The document also lays down the creation of channels through which denunciations of irregularities by the Board of Directors and the Fiscal Council can be made. These channels must ensure secrecy on the informant's identity.
The Investors Relations Policy aims to manage the flow of information from its origin until it is presented to the market and is the responsibility of the Disclosure Committee.
The Document Maintenance Policy establishes periods during which important documentation must be filed and kept.

COMMITTEES
Telemig Celular currently has two main committees:

     o    Disclosure Committee
This Committee's tasks are to assist the Company in disclosing information in a way which consolidates its transparent image on the market, assist the managers in complying with their legal disclosure compliance obligations, and ensure that the Company's Capital Markets Relationship Policy is complied with. It contains four members, representing the Financial, Legal, Investor Relations and Press Office areas. The members are nominated by the directors of each area and their nomination is ratified by the Director of Investor Relations. Each member has a mandate of one year and can be re-elected. The Disclosure Committee has regular quarterly meetings and also meets in extraordinary session when necessary.

     o    Stock Options Management Program Committee
          This Committee has four members, nominated by the Board of Directors. Its duties are to decide who is eligible to receive stock options, and explain and clarify questions about the Company's stock options Plan. The Committee meets when necessary.

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT BOARD

Board of Directors
The Board of Directors contains 11 members, elected for mandates of three years
- a period that can be altered by a shareholders' meeting - who can be re-elected. There are no executive directors of the Company on the Board of Directors. The Board holds ordinary meetings every three months and extraordinary meetings when necessary. The Board of Directors' duties include: setting the general business direction of the Company; electing and dismissing directors; inspecting the management and examining the Company statutes; calling general meetings; giving an opinion on the Annual Report and the Financial Statements presented by the Executive Management; nominating the external auditors; deciding on interest tax on owned capital; and authorizing buybacks of the Company's shares within the legal limits.

Fiscal Council
The Fiscal Council operates permanently and contains four members. (It currently has four members). The election of the members is carried out in line with
Article 161, paragraph 4 of law number 6.404/76, under which: (i) the holders of preferred shares may nominate a member of the committee with the same rights as the minority shareholders who represent, in total, 10% or more of shares with voting rights; and (ii) the other shareholders with voting rights elect members in an equal number to those elected in item (i) plus one. The members of the Fiscal Council exercise their duties until the first ordinary general assembly after their election. The Fiscal Council normally meets quarterly and holds extraordinary meetings whenever necessary.

Executive Management
The Executive Directory is made up of a Chief Executive Officer, a Director of Human Resources and a Chief Financial Officer. The Financial Director is legally designated to replace the CEO in his or her absence or in cases of impediment. The Executive Management is responsible for the daily supervision of the Company.

SHAREHOLDER STRUCTURE

-------------------------------------------------------------------------------------------------------------------------
    Telemig Celular            Common               %           Preferred           %             Total             %
   Participacoes S.A.
-------------------------------------------------------------------------------------------------------------------------
Telpart Participacoes         68,590,869,489      52.68%       4,184,487,054       1.90%      72,775,356,543      20.79%
S.A.
-------------------------------------------------------------------------------------------------------------------------
                                      19.59%                           1.20%                          20.79%
-------------------------------------------------------------------------------------------------------------------------
Minority Shareholders         61,607,263,373      47.32%     215,689,490,778      98.10%     277,296,754,151      79.21%
-------------------------------------------------------------------------------------------------------------------------
                                      17.60%                          61.61%                          79.21%
-------------------------------------------------------------------------------------------------------------------------
Total                        130,198,132,862     100.00%     219,873,977,832     100.00%     350,072,110,694     100.00%
-------------------------------------------------------------------------------------------------------------------------

INCREASE IN SHARE CAPITAL
In 2004, Telemig Celular Participacoes S.A. increased its shareholder capital by R$22.9 million by incorporating part of the credit held by the controlling shareholder (Telpart Participacoes S.A.) in the form of the Special Premium Reserve. This amount corresponds to the effective fiscal benefit obtained by the company through the amortization of the deferred asset in the year ending 31/12/2003. A total of 3,320,173,183 new shares were issued, of which:
1,234,832,299 were new common shares with an issue price of R$ 8.772724 per thousand shares, and 2,085,340,884 new preferred shares with an issue price of R$ 5.777416 per thousand shares.


--------------------------------------------------------------------------------
DISCLOSURE OF INFORMATION ON SERVICES UNRELATED TO THE INDEPENDENT AUDIT

During 2004 only services related to the external audit were provided to this Company and its Subsidiary, Telemig Celular S.A., by PricewaterhouseCoopers Independent Auditors. This information is published in line with CVM Instruction number 381.
--------------------------------------------------------------------------------
ACKNOWLEDGEMENTS

The Board of Directors of Telemig Celular Participacoes S.A. thanks shareholders, the regulatory bodies, clients, suppliers and financial institutions for their support and trust, as well as its employees for their dedication and performance which was mainly responsible for the good results achieved during the year.
Brasilia March 8, 2005.
The Board of Directors

--------------------------------------------------------------------------------
AWARDS, CERTIFICATIONS AND RECOGNITION
--------------------------------------------------------------------------------

The Company received several awards, certifications and recognitions in 2004.

AWARDS

     o    Best of Dinheiro
Elected Best Company in the Brazilian Telecommunications Sector by the magazine Isto E Dinheiro in its As Melhores da Dinheiro rankings, considered one the country's most up to date and comprehensive. The firms are evaluated according to five criteria: financial health, human resources, innovation, environment and social responsibility.

     o    Social Value 2004
Grand Prix, Social Value Award 2004, for the Pro-Conselho program. Awarded by the Valor Economico newspaper.

     o    Minas Business Development Prize 2003/2004
Winner in the Business Excellence in Minas and Sector Leadership in Minas (Communications/Telecommunications) categories of the 4th Minas Prize for Business Development, awarded by Mercado Comum magazine.

     o    Aberje
Bons Conselhos, a bi-monthly publication issued by the Telemig Celular Institute, was elected Best External Magazine in Minas Gerais by the Brazilian Association for Business Communication (Aberje). Clicnet was elected Best Intranet in Brazil by the same organization.


     o    Humanity Prize
First Humanity Prize for Nova Clicnet, awarded by the Minas Gerais section of the Brazilian Human Resources Association (ABRH). This award recognizes companies that invest in personnel management, giving their employees the respect they deserve by promoting their self-development and providing support for their professional responsibilities.

     o    ABT - Social Responsibility and Customer Relations
The Telemig Celular Institute was recognized by the Brazilian Telemarketing Association, in the Social Responsibility category, for Pro-Fia (Program for the Creation and Strengthening of Childhood and Adolescence Funds) and Bons Conselhos magazine. The same institution elected the Company as best in the Own or Outsourced Call Center Customer Relations category, for its Flex Telemarketing - Technological Recall program, which resulted in the voicemail migration recall of around one million clients.

     o    Telecom Directory
The Telemig Celular Institute's Pro-Fia program received the Citizenship Award in the Social Action category from the publication Telecom 2004 Directory.

     o    Top of Mind
Winner of the 9th Top Of Mind Award - Successful Brands in the Leadership category (Mobile Telecommunications Companies), awarded by Mercado Comum magazine. In order to select the winners, 1,200 people in 25 of the most important cities in Minas Gerais were interviewed.

     o    Best of Minas 2004
Ranked 16th Largest Company in Minas Gerais among the top 300 by the Estado de Minas newspaper in association with the Minas Gerais State Industry Federation (FIEMG).

     o    Marketing - Best Social Responsibility
The Telemig Celular Institute was one of the winners of the 3rd Marketing Prize
- Best Social Responsibility, for the Pro-Fia program.

     o    Consumidor Moderno Magazine
Awarded the 5th Modern Consumer Prize for Excellence in Customer Services 2004, in the Regional Mobile Telephony category. This year's category was split into national and regional, depending on the reach of the operators.

     o    IT Leaders 2004
Evandro Canabrava, head of the Company's IT area, received the IT Leaders 2004 Prize in the telecommunications sector, awarded by the International Data Group for the most outstanding information technology areas in the various segments of the economy.


CERTIFICATION

     o    ISO 14001
In January, the Environmental Management System's ISO 14001 certification, ratified by the National Institute of Metrology, Standardization and Industrial Quality (Inmetro), was renewed. The Company is the first South American telecommunications firm to be granted this environmental certification.

RECOGNITION

     o    500 Biggest and Best
Listed among the 500 Biggest and Best Companies in Brazil in Exame magazine's rankings, for which more than 3,000 corporations were evaluated.

     o    Entrepreneurship
Elected one of the 30 Most Entrepreneurial Companies in Brazil in Exame magazine's Corporate Entrepreneurship rankings, the first such ranking of its kind in the world.

     o    Exame Magazine Good Corporate Citizenship Guide
Highlighted in the categories Children and Adolescents, for the Minas de Bons Conselhos and Pro-Fia projects, and People with Disabilities, for the Inclusion project.

     o    Info 200
Considered the Most Successful Company in the Brazilian Telecommunications Project by the publication Info 200. The rankings, by the magazine InfoExame, were drawn up following a financial survey of the country's leading technology firms.

     o    Distinguished Partner
Awarded the Distinguished Partner Diploma by the Military Department of the Minas Gerais State Government.

                                  SOCIAL REPORT


--------------------------------------------------------------------------------
MESSAGE TO SOCIETY

Since the Company decided to play an active part in creating conditions for Brazil's sustainable development, its initiatives have been underpinned by the conviction that it needed to concentrate, rather than fragment, its efforts in order to achieve real change in society. Telemig Celular has therefore tried to maintain relations with its shareholders and partners based on respect and the exchange of knowledge.

In 2004, the Company established two extremely important partnerships with the federal and state governments, which contributed to the formulation and improvement of public policies. In the federal sphere, the success of the Pro-Conselho (Pro-Counseling) program in Minas Gerais, which has won a series of awards in the last four years, led to coverage being extended to the entire country. Pro-Conselho Brasil has already begun and its benefits should become apparent throughout 2005. At state level, Telemig Celular initiated the Minas 2020 project, which is designed to improve the quality of life of the state's citizens by, among other things, encouraging the adoption of businesslike public policies and processes.
In the cultural area, the Company invested R$ 7 million in its own projects and in supporting the initiatives of third parties. It promoted the training of cultural managers, created spaces for artistic output and helped mould artistic appreciation among the general public. The Telemig Celular Arts and Citizenship Network week was launched, allowing artistic groups in Minas Gerais to get to know each other, exchange information and combine forces. The Company also held the 2nd Cultural Management and Development Course, which trained 150 cultural managers.
In association with the Portuguese NGO, Etnia, and the organizers of the state's four biggest winter festivals, Telemig Celular promoted an event involving artists from Portuguese-speaking countries - Angola, Mozambique, Guinea-Bissau, Cape Verde, Sao Tome and Principe, Portugal and Brazil - which attracted a combined audience of more than 20,000.
In the environmental area, the Company's ISO 14001 certification, awarded in 2003, was renewed, consolidating its position as the first mobile telephony firm in South America to receive this distinction. The environmental policy directives were put into practice and also extended to suppliers.

The excellence shown by staff throughout the year has confirmed that the Company is on the right track in terms of Personnel Management. Telemig Celular firmly believes that knowledge - its creation, sharing and application - is the Company's most important asset and a fundamental factor in the personal and professional growth of each employee. In this context, Telemig Celular scored a major advance in the skills-building area by founding the Business Technology Institute. The Company's corporate university is also among the best in Brazil.
Telemig Celular is always focused on its clients and makes every effort to provide them with the best possible products and services. In 2004, the Company ensured that the concept of "clientivity" was incorporated into the day-to-day activities of all its employees and explored to the maximum new technologies that enabled it to develop client-focused actions. Telemig Celular also consolidated its well-known customer-relations program, Voce (You), and adopted an advanced Customer Relations Management system, the Customer Focused System (SOL).
The year's achievements have made Telemig Celular all the more determined to improve and make an even greater contribution to society's development. Its commitment in 2005 is to create a path which will lead to a better life for every citizen.


--------------------------------------------------------------------------------
INTERNAL RELATIONS

Telemig Celular's Human Resources area creates conditions for the Company's employees to develop their professional and personal lives continuously. To do so, it provides diversified programs and tools which cover staff selection, communication, health and safety, remuneration and human development. The Company is developing the Management by Entrepreneurship model in which each employee is encouraged to think and act like an entrepreneur, committed to generating exceptional results for the Company, clients, shareholders and society.

EMPLOYEES
At the end of 2004, Telemig Celular had 2,126 employees, a 7.3% increase over the previous year (1,982). This increase was due to the need for labor created by the implementation of the new GSM/EDGE network and the maintenance of the TDMA network. To help integrate new employees, the Company presents itself through a program called Entering the Team. This program is structured in three stages and presented via a Virtual Campus: Understanding Company Technology, the Management by Entrepreneurship Model, the cellular telephony market, Telemig Celular's position and positioning in the sector and the Company and its procedures.

Business Technology Institute (ITE)
Telemig Celular set up the Company Technology Institute in 2004 to support human and organizational development and promote knowledge management. The ITE is an educational institution aimed at creating exceptional employees whose performances will add value to customers, shareholders and society.
In its first year of activity, the Institute was classified among those with the best Corporate Educational practices in Brazil by the magazine T&D, which specializes in this area.

Corporate Education
Telemig Celular's Corporate Education area brings together three schools ("Clientivity", Relationship and Entrepreneurship) which develop business and personal skills. It also has two educational centers - the Customized Solutions Nucleus and the External Events Registration Nucleus - which develop functional and personal abilities.

Training
Knowledge and how it is created, shared and applied is the Company's most important asset and is essential for the personal and professional development of every employee. In 2004, Telemig Celular invested R$ 2.3 million in training.

Trainees
Telemig Celular created a Young Talents program two years ago to identify and attract university students with entrepreneurial spirit, which would add value to the business and the individual.

Diversity
Telemig Celular has also created a Diversity Program to provide equal entry opportunities regardless of race, sex, sexual orientation, nationality, social conditions or age.

Recruitment and Selection
In 2004, the ITE began automating processes in the Recruitment and Selection area through the site vagas.com and introduced the Personal Profile Analysis
(PPA) methodology in all selections. At the same time, it promoted training for suppliers on the system and Business Technology. It also trained suppliers and managers in recruitment and selection by skills.

Ethics
Telemig Celular has maintained an Ethics Code for all its employees since 2003. It lays down practices related to the divulgation of information about the Company, secrecy and integrity, rules for behaving in cases of conflict of interests and the general ethical principles which must be respected by everyone.

Job Termination
The Company also makes great efforts to appreciate and respect employees who are leaving whether by choice or not. Terminations for just cause are made only when there is no other alternative. In cases where employees are resigning voluntarily the Company carries out an interview to find out the reasons and to improve the Human Resources policy and the retention of talent.

REMUNERATION AND BENEFITS
Telemig Celular regards good remuneration as one of the most important factors for the constant motivation and qualification of its employees. Employees' pay is composed of Direct and Indirect Remuneration. Total remuneration (direct plus indirect) is currently higher than the average registered in the Brazilian telecommunications sector. Direct remuneration covers the basic salary plus a variable element from the Profits and Results Participation Program (PLR). The managers also receive a bonus, based on the commercial results and on individual targets established by the Action Programs. Indirect remuneration is made up of social benefits provided to employees: meal voucher, basic food basket, medical assistance, dental assistance, day-care and pharmacy facilities.

Stock Options Purchase Plan
At the end of 2003, Telemig Celular re-launched its stock options program for members of senior management. Due to the performance of the Company's shares on the stock market during the year, no options were exercised.

Supplementary Pensions
In 2004, Telemig Celular launched the CelPrev private supplementary plan, administered by Sistel, in which employees from all areas can participate. The plan is a closed one with a defined contribution.

QUALITY OF LIFE
Telemig Celular is developing a quality of life and health program to encourage employees to manage their own lifestyles.

Safety
Telemig Celular looks after the safety of its employees and partners. In 2004, the Company promoted the training and recycling of the emergency brigades and carried out simultaneous evacuations of its business units in the capital and interior of Minas Gerais. As part of the migration to the GSM/EDGE model, the Company carried out special training, in partnership with suppliers, to ensure the safety of employees, since the installation of this new equipment called for tasks to be performed at great heights.

INTERNAL COMMUNICATION
Internal communication is essential to keep employees informed of changes within the Company and to make them aware of its present and future policies. Telemig Celular uses the magazine Pulse and the Clicnet and Clic Mais intranets to communicate internally.

SOCIAL INITIATIVES
Encouraging voluntary actions by its employees as a way of installing the concept of social responsibility and the idea that they can be agents of social change has always been one of Telemig Celular's concerns. As part of this approach, the Company has developed the Volunteers in Action program, managed by the Telemig Celular Institute ,which involves a number of initiatives such as collective activities and donation campaigns.


--------------------------------------------------------------------------------
RELATIONS WITH STAKEHOLDERS

SUPPLIERS
In order to spread and encourage the application of socially responsible policies among its suppliers, the Company holds an annual seminar, in which selection criteria are presented, and the importance of compliance with the Ethos Institute's business recommendations is emphasized. Contracts with third parties also include clauses on corporate social responsibility. The Company also stages an annual event to broadcast the importance of socially responsible corporate practices.
Telemig Celular believes that the training and capacity-building of its suppliers and partners is essential in strengthening the value chain and, consequently, attempts to build competence in all of its links. Therefore, suppliers also benefit from the Business Technology Institute, by participating in courses and training schemes aimed at encouraging the concept of entrepreneurship among suppliers' employees, thereby creating wealth for shareholders and clients and benefiting society as a whole.

GOVERNMENT
In 2004, the Company became a partner of the federal government when it formed a strategic alliance with the National Council for the Rights of Children and Adolescents (Conanda) and the Special Secretariat for Human Rights, in order to develop and implant the Pro-Conselho Brasil project, officially launched on June
14. The Company provides the know-how, acquired through its own highly successful Pro-Conselho program in Minas Gerais, which reached 100% of the state's municipalities in 2004.
Another pioneering initiative was the public-private partnership with the Minas Gerais state government through the Minas 2020 program. This program's mission is to improve the state's Human Development Index (HDI) via 31 projects.

COMMUNITY
The Telemig Celular Institute coordinates all the Company's social actions, which are aimed at improving living conditions, particularly in the communities with which it interacts, as well as ensuring that all areas of the Company comply with the precepts of the Ethos Institute.
The main program is Pro-Conselho, which aims to create and strengthen the Guardianship Councils for the Rights of Children and Adolescents in every municipality in Minas Gerais, including those in areas not covered by the Company up to 2004.
The Institute also coordinates the donation campaigns, which have their own annual calendar for the collection of school materials, toys, food and clothing. Socio-cultural actions are coordinated by the Cultural Development Department, which invested R$ 7 million last year in projects covering a wide range of artistic activities. These were aimed at attracting enthusiasts, revealing and encouraging new talent, and promoting artists already known to the public. Last year's initiatives included: the Telemig Celular Art and Citizenship
Network, Telemig Celular Music Connection, the Cultural Development and Management Course, Telemig Celular Art in Movement, Na Ponta da Lingua (On the Tip of the Tongue) and the launch of Do Marketing ao Desenvolvimento Cultural (From Marketing to Cultural Development), a book created by the Cultural Development Manager, Marcos Barreto.
Most of Telemig Celular's sports investments are allocated to volleyball. In 2004, the Company renewed its sponsorship of Telemig Celular - Minas, the professional team of the Minas Tenis Clube. Company clients can join the organized supporters' group, Torcida Ligada, which has around 10,000 members who benefit from free entry to the games and various promotions. This sponsorship also extends to the club's sports gymnasium, now called the Telemig Celular Arena. The Company also organizes the Telemig Celular Volleyball Cup, a statewide competition for schools.

ENVIRONMENT
The Company's ISO 14001 environmental certification, awarded in 2003, was renewed. Telemig Celular and Amazonia Celular are the only operators in South America to hold this certificate.
The Environmental Management System is built on seven main pillars, outlined in the Environmental Policy, which was disseminated among our employees via courses and training schemes throughout the year. The Company also requires its suppliers to comply with this policy. In 2004 it also set up the Environmental Risk Prevention Program, which is designed to anticipate, identify and assess possible environment-related occupational hazards.
Telemig Celular also promotes the selective collection of solid waste and has already introduced the practice to its stores, buildings, Customer Relationship Center (CRC) and Radio Base Stations (RBS). It also maintains its own collection points for used handset batteries, even though current legislation permits their disposal in specific landfills for these items. Used fluorescent lamps and equipment batteries are sold for re-use.
One of the main environmental problems facing the Company at the moment is noise emissions from its Radio Base Stations. These emissions are, therefore, being closely monitored and old equipment is being replaced.
In addition, the Company has installed "ecological", cone-shaped coverings for those vertical towers installed in environmentally-protected areas or historical heritage sites in order to reduce their visual impact.
To prevent possible chemical leakage from its sites and any consequent ecological problems, modifications were made to 40 RBSs located in areas in 2004. These included hilltops where such leaks could cause environmental damage.

--------------------------------------------------------------------------------
STATEMENT OF ADDED VALUE (SAV)


----------------------------------------------------------------------------------------------
R$ thousand                                               2002           2003         2004
----------------------------------------------------------------------------------------------
REVENUES                                                 1,137,279    1,337,159     1,433,987
----------------------------------------------------------------------------------------------
Telecommunications services and sales                    1,208,367    1,418,840     1,544,279
----------------------------------------------------------------------------------------------
(-) Discounts conceded                                    (49,796)     (69,016)      (90,032)
----------------------------------------------------------------------------------------------
(-) Provisions for bad debts                              (18,190)     (13,376)      (20,153)
----------------------------------------------------------------------------------------------
Non-operating revenues (expenses)                          (3,102)          711         (107)
----------------------------------------------------------------------------------------------
INPUTS ACQUIRED FROM THIRD PARTIES                       (385,066)    (460,824)     (499,520)
----------------------------------------------------------------------------------------------
Selling costs                                             (87,886)    (106,739)     (123,566)
----------------------------------------------------------------------------------------------
Inputs, materials, outsourced services and others        (297,180)    (354,085)     (375,954)
----------------------------------------------------------------------------------------------
Gross Added Value                                          752,213      876,335       934,467
----------------------------------------------------------------------------------------------
RETAINED
----------------------------------------------------------------------------------------------
Depreciation and amortization                            (199,723)    (271,115)     (270,259)
----------------------------------------------------------------------------------------------
Net Added Value Produced                                   552,490      605,220       664,208
----------------------------------------------------------------------------------------------
ADDED VALUE RECEIVED IN TRANSFERS
----------------------------------------------------------------------------------------------
Financial revenue                                          253,528      136,391       150,314
----------------------------------------------------------------------------------------------
TOTAL ADDED VALUE TO DISTRIBUTE
----------------------------------------------------------------------------------------------
Distribution of added value                              (806,018)    (741,611)     (814,522)
----------------------------------------------------------------------------------------------
Payroll                                                   (73,349)     (70,083)      (72,324)
----------------------------------------------------------------------------------------------
Social contributions                                      (28,729)     (27,756)      (36,005)
----------------------------------------------------------------------------------------------
Taxes                                                    (277,787)    (363,415)     (432,368)
----------------------------------------------------------------------------------------------
Interest and rent                                        (344,601)    (101,587)      (80,776)
----------------------------------------------------------------------------------------------
Minority interests                                        (13,701)     (30,622)      (33,403)
----------------------------------------------------------------------------------------------
Dividends paid                                            (23,606)     (38,486)      (41,217)
----------------------------------------------------------------------------------------------
Earned income                                             (44,245)    (109,662)     (118,429)
----------------------------------------------------------------------------------------------

                              SOCIAL BALANCE SHEET

----------------------------------------------------------------------------------------------------------------
1 - Basis of Calculation                           2004 Amount (thousand reais)     2003 Amount (thousand reais)
Net Revenues (NR)                                                    1,154,010                        1,097,292
Operating Result (OR)                                                  283,474                          260,000
Gross Payroll (GP)                                                      87,850                           80,356
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
2 - Internal Social Indicators                         Amount     As %    As %          Amount     As %    As %
                                                     (thousand)   of GP   of NR       (thousand)   of GP   of NR

Food                                                    7,517     8.6%     0.7%          5,130      6.4%    0.5%
Mandatory payroll taxes                                36,005    41.0%     3.1%         27,836     34.6%    2.5%
Private pension plans                                   2,114     2.4%     0.2%          1,777      2.2%    0.2%
Health                                                  3,561     4.1%     0.3%          3,014      3.8%    0.3%
Labor safefy and work place health                        516     0.6%     0.0%            398      0.5%    0.0%
Education                                                 n/d     n/d      n/d             n/d      n/d     n/d
Culture                                                   n/d     n/d      n/d             n/d      n/d     n/d
Training and professional development                   2,325     2.7%     0.2%          1,578      2.0%    0.1%
Day-care (in-site or allowance)                           356     0.4%     0.0%            250      0.3%    0.0%
Profit/results sharing                                 22,400    25.5%     1.9%         17,483     21.8%    1.6%
Others                                                  1,893     2.2%     0.2%          1,530      1.9%    0.1%
Total - Internal Social Indicators                     76,687    87.3%     6.7%         58,996     73.4%    5.4%
----------------------------------------------------------------------------------------------------------------
3 - External Social Indicators                         Amount     As %    As %          Amount     As %    As %
                                                     (thousand)   of GP   of NR       (thousand)   of GP   of NR

Education                                                   -     0.0%     0.0%              -      0.0%    0.0%
Culture                                                 6,367     2.2%     0.6%          6,000      2.3%    0.5%
Health and sanitation                                       -     0.0%     0.0%              -      0.0%    0.0%
Sport                                                   2,733     1.0%     0.2%          5,000      1.9%    0.5%
Combating hunder and nutrition                              -     0.0%     0.0%              -      0.0%    0.0%
Others                                                  1,172     0.4%     0.1%            614      0.2%    0.1%
Total contributions to society                         10,272     3.6%     0.9%         11,614      4.5%    1.1%
Taxes (excluding payroll taxes)                       432,368   152.5%    37.5%        348,377    134.0%   31.7%
Total - External Social Indicators                    442,640   156.1%    38.4%        359,991    138.5%   32.8%
----------------------------------------------------------------------------------------------------------------
4 - Environment Indicators                             Amount     As %    As %          Amount     As %    As %
                                                     (thousand)   of GP   of NR       (thousand)   of GP   of NR

Investments related to production/company
operations                                                538     0.2%     0.0%            290      0.1%    0.0%

Investments in programs and/or external projects            0     0.0%     0.0%              -      0.0%    0.0%
Total investments in the environment                      538     0.2%     0.0%            290      0.1%    0.0%

With relation to the setting of annual targets to
minimize waste, consumption in ingenral in              ( )does not fix targets         (X)does not fix targets
production/operation and increase the efficiency        ( ) complies from 0 to 50%      ( ) complies from 0 to 50%
in the use of natural resources, the company            ( ) complies from 51 to 75%     ( ) complies from 51 to 75%
                                                        (X) complies from 76 to 100%    ( ) complies from 76 to 100%
----------------------------------------------------------------------------------------------------------------
5 - Employee Indicators                                  2004                    2003
No. of employees at the end of the period               2,126                   1,982
No. of employees hired during the period                  547                     547
No. of outsourced employees                               726                     531
No. of interns                                             58                      28
No. of employees above 45 years of age                    144                     105
No. of women working in the company                     1,124                   1,077

% of management positions occupied by women             41.09%                  42.51%
No. of Afro-Brazilian employees working at
the company                                               676                     708
% of management positions occupied by Afro-
Brazilians                                              19.63%                  19.81%

No. of employees with disabilities or special needs        53                      88
----------------------------------------------------------------------------------------------------------------
6 - Information regarding business responsibility        2004              Targets 2005
Ratio of highest to lowest compensation in
company                                                 92.46                   90.00
Total number of work related accidents                     19                     -
----------------------------------------------------------------------------------------------------------------
For further information, please contact our Investor Relations Team.  Telephones:  61 429-5673 / 5616 / 5617
Fax:  61 429-5626   E-mail: ri@telepart.com.br
----------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)

TELEMIG CELULAR PARTICIPACOES
S.A. (PARENT COMPANY)
AND TELEMIG CELULAR
PARTICIPACOES S.A. AND
SUBSIDIARY (CONSOLIDATED)

Financial Statements at
December 31, 2004 and 2003
and Report of Independent Auditors

(A free translation of the original in Portuguese)

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)



1 We have audited the accompanying balance sheet of Telemig Celular Participacoes S.A. and the consolidated balance sheet of Telemig Celular Participacoes S.A. and its subsidiary as of December 31, 2004, and the related statements of income, of changes in stockholders' equity and of changes in financial position of Telemig Celular Participacoes S.A., as well as the related consolidated statements of income and of changes in financial position, for the year then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Telemig Celular Participacoes S.A. and of Telemig Celular Participacoes S.A. and its subsidiary at December 31, 2004, and the results of operations, the changes in stockholders' equity and the changes in financial position of Telemig Celular Participacoes S.A., as well as the consolidated results of operations and of changes in financial position, for the year then ended, in accordance with accounting practices adopted in Brazil.

     Telemig Celular Participacoes S.A. (parent company) and
     Telemig Celular Participacoes S.A. and Subsidiary (consolidated)




4 The audit of the financial statements for the year ended December 31, 2003, presented for comparison purposes, was conducted by other auditors who issued an unqualified opinion thereon dated March 3, 2004.



     Brasilia, March 3, 2005




     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5 "S" DF




     Rogerio Roberto Gollo
     Contador CRC 1RS044214/O-9 "S" DF

(A free translation of the original in Portuguese)
Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Balance Sheets at December 31
In thousands of reais
--------------------------------------------------------------------------------




                                                                       Parent company                 Consolidated
                                                                -----------------------------------------------------------------
                                                                        2004           2003           2004            2003
                                                                -----------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents (Note 5)                                 177,258         149,470        960,547        642,713
   Accounts receivable, net (Note 6)                                        -               -        198,354        150,271
   Interest on capital receivable (Note 9)                             45,905          43,275              -              -
   Dividends receivable (Note 9)                                        7,021
   Inventories (Note 7)                                                     -               -         23,979         12,799
   Income tax and social contribution recoverable (Note 4)             43,997          36,663         48,088         55,892
   Deferred income tax and social contribution (Note 4)                21,650          21,650         44,763         39,163
   Accounts receivable - hedge transactions (Note 21)                       -               -         11,631              -
   Prepayments and other assets                                           834             752         22,074          8,445
                                                                -------------     -----------   ------------     -----------
                                                                      296,665         251,810      1,309,436        909,283

Long-term receivables
   Deferred income tax and social contribution (Note 4)               103,094         126,310        188,061        190,254
   Related-party transactions (Note 3)                                  2,050           2,694          4,303             56
   ICMS recoverable (Note 8)                                                -               -          9,221          4,406
  Accounts receivable - hedge transactions (Note 21)                                        -                        37,348
  Prepayments and other assets                                             41              60         11,966          8,758
                                                                -------------     -----------   ------------     -----------
                                                                      105,185         129,064        213,551        240,822

Fixed assets
  Investment in subsidiary (Note 9)                                   640,280         538,454              -              -
  Other investments                                                        60              60             60             60
  Property, plant and equipment (Note 10)                               1,037           1,265        603,279        550,935
                                                                -------------     -----------   ------------     -----------
                                                                      641,377         539,779        603,339        550,995
-----------------------------------------------------------
                                                                -------------     -----------   ------------     -----------
Total assets                                                        1,043,227         920,653      2,126,326      1,701,100
                                                                =============     ===========   ============     ===========

The accompanying notes are an integral part of these financial statements.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Balance Sheets at December 31
In thousands of reais                                                (continued)
--------------------------------------------------------------------------------




                                                                       Parent company                 Consolidated
                                                                -----------------------------------------------------------------
                                                                        2004           2003           2004            2003
                                                                -----------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Suppliers (Note 11)                                                   303           998         300,724         61,848
   Financings (Note 12)                                                   56            60         214,854        202,429
   Accounts payable and other provisions                               3,831         2,019          44,978         30,208
   Taxes, charges and contributions                                      563           676          27,795         31,941
   Interest on capital                                                     -             -          11,696          9,798
   Dividends (Note 14)                                                45,567        41,691          47,134         42,708
   Accounts payable - hedge transactions (Note 21)                         -             -               -            399
   Other liabilities                                                     214           138          20,102         17,732
                                                                 -----------    -----------    -----------     ----------
Total current liabilities                                             50,534        45,582         667,283        397,063

Long-term liabilities
   Financings (Note 12)                                                   83           151         267,946        286,665
   Provision for contingencies (Note 13)                                   -             -          40,004         30,049
   Related-party transactions (Note 3)                                     -         1,408               -          1,959
   Pension plan (Note 15)                                                  -             -           1,866          1,098
   Accounts payable - hedge transactions (Note 21)                         -             -           1,882              -
   Concession license payable                                              -                        23,037              -
                                                                 -----------    -----------    -----------     ----------
                                                                          83         1,559         334,735        319,771
-----------------------------------------------------
Minority interest                                                          -             -         131,698        110,754
                                                                 -----------    -----------    -----------     ----------

Stockholders' equity (Note 14):
   Capital                                                           336,500       263,040         336,500        263,040
   Capital reserves                                                  148,281       171,162         148,281        171,162
   Revenue reserves                                                  114,798       120,021         114,798        120,021
   Retained earnings                                                 393,031       319,289         393,031        319,289
                                                                 -----------    -----------    -----------     ----------
                                                                     992,610       873,512         992,610        873,512

                                                                 -----------    -----------    -----------     ----------
Total liabilities and stockholders' equity                         1,043,227       920,653       2,126,326      1,701,100
                                                                 ===========    ===========    ===========     ==========













The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Statements of Income
Years Ended December 31
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


                                                               Parent company                  Consolidated
                                                        --------------------------------------------------------------
                                                            2004            2003            2004           2003
                                                        --------------------------------------------------------------
Gross operating revenue
   Telecommunication services                                      -               -       1,420,386      1,304,405
   Sales revenue                                                   -               -         123,893        114,435
                                                        -------------  --------------  ---------------  --------------
                                                                                   -       1,544,279      1,418,840
   Gross revenue deductions                                        -               -        (390,269)      (321,548)

                                                        -------------  --------------  ---------------  --------------

   Telecommunication services                                      -               -       1,060,407      1,004,042
   Sales revenue                                                   -               -          93,603         93,250
                                                        -------------  --------------  ---------------  --------------
Total net operating revenue                                                        -       1,154,010      1,097,292

   Cost of services rendered                                       -               -        (500,901)      (490,311)
   Cost of sales                                                   -               -        (123,566)      (106,739)
                                                        --------------------------------------------------------------
Gross profit                                                                       -         529,543        500,242

Operating income (expenses)
   Selling expenses                                                -               -        (180,307)      (155,956)
   Bad debt expense                                                -               -         (20,153)       (13,376)
   General and administrative expenses                       (23,258)        (26,588)       (120,491)      (112,518)
   Financial income                                           29,435          34,093         150,314        136,391
   Hedge transactions                                              -               -         (31,051)      (135,682)
   Financial expenses                                         (4,546)         (4,289)        (77,711)       (71,865)
   Foreign exchange gains, net                                    12              58          33,330        112,764
   Equity in the results of subsidiary                       162,404         148,874                              -
                                                        -------------  --------------  ---------------  --------------
                                                             164,047         152,148        (246,069)      (240,242)
                                                        -------------  --------------  ---------------  --------------
Operating income                                             164,047         152,148         283,474        260,000
Non-operating (expenses) income, net                             496              96           (107)            711
                                                        -------------  --------------  ---------------  --------------
Income before taxes and profit sharing                        164,543         152,244         283,367        260,711
   Social contribution (Note 4)                                (1,323)         (1,090)        (19,003)       (17,313)
   Income tax (Note 4)                                         (3,574)         (3,006)        (51,301)       (47,245)
                                                        -------------  --------------  ---------------  --------------
Income before profit sharing                                   159,646         148,148        213,063         196,153
   Employees' profit sharing (Note 19)                             -               -          (20,478)       (17,483)
   Minority interest                                               -               -          (33,403)       (30,622)
   Changes in subsidiary's stockholders' equity not
    arising from results                                           -               -              464            100
                                                        -------------  --------------  ---------------  --------------
Net income for the year                                       159,646         148,148         159,646       148,148
                                                        =============  ============== ===============  ==============
Net income per outstanding share at the end of the year
                                                            R$ 0.456        R$ 0.427
                                                        =============  ===============


The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2004 and 2003
In thousands of reais



                                                                   Capital reserves                        Revenue reserves
                                                             ------------------------------- -------------------------------------


                                                               Goodwill         Tax                     Statutory for   Unrealized
                                                Capital         premium     incentives        Legal      investments       revenue
                                             ----------------------------- --------------- ---------------------------- ----------
Balance at December 31, 2002                    230,227        193,709           382        18,943               -         66,025
Capital increase                                 32,813        (22,929)
Realization of unrealized revenue reserve                                                                                 (13,205)
Lapsed dividends
Statutory reserve for investments - OGM
   03/19/2003                                                                                               40,851
Net income for the year
Proposed allocation of net income
   Legal reserve                                                                             7,407
   Proposed dividends
                                             -----------   -------------   -----------   ------------   ------------   -----------
Balance at December 31, 2003                    263,040        170,780           382        26,350          40,851         52,820
Capital increase                                 73,460        (22,881)
Realization of unrealized revenue reserve                                                                                 (13,205)
Lapsed dividends
Net income for the year
Proposed allocation of net income (Note 13):
   Legal reserve                                                                             7,982
   Proposed dividends
                                             -----------   -------------   -----------   ------------   ------------   -----------
Balance at December 31, 2004                    336,500        147,899           382        34,332          40,851         39,615
                                             ===========   =============   ===========   ============   ============   ===========

Retained
earnings          Total
------------- ---------------
    253,967         763,253
     (9,884)              -
     13,205               -
        597             597

    (40,851)              -
    148,148         148,148

     (7,407)              -
    (38,486)       (38,486)
------------- ---------------
    319,289         873,512
    (50,579)              -
     13,205               -
        669             669
    159,646         159,646

     (7,982)              -
    (41,217)        (41,217)
------------- ---------------
    393,031         992,610
============= ===============




The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Statements of Changes in Financial Position
Years Ended December 31
In thousands of reais
--------------------------------------------------------------------------------





                                                                Parent company                   Consolidated
                                                         ------------------------------- ------------------------------
                                                                2004            2003           2004           2003
                                                         --------------------------------------------------------------

FINANCIAL RESOURCES WERE PROVIDED BY
  Net income for the year                                      159,646          148,148       159,646         148,148
  Expenses (income) not affecting working capital
    Depreciation and amortization                               22,018           22,031       270,259         271,115
    Residual value of property, plant and equipment
       written-off                                                   -              269           161           1,798
    Constitution (reversal) of long-term provisions                  -                -        10,723           (362)
    Equity in the results of subsidiary                       (162,404)        (148,874)            -               -
    Investment gain (Note 9)                                      (448)            (164)        (448)           (164)
    Minority interest                                                 -                -       33,403          30,622
    Long-term monetary variations                                   (7)             (45)      (10,353)         24,212
    Long-term deferred income tax                                1,567            1,250       (19,456)        (13,861)
                                                         ---------------   --------------  ------------    ------------
Total from operations                                           20,372           22,615       443,935         461,508
   Decrease in long-term receivables                               663                -                         3,193
   Increase in long-term liabilities                                 -            1,408       248,131           1,959
   Lapsed dividends                                                669              597           669             597
   Interest on capital receivable, gross                        54,005           50,911             -               -
   Dividends receivable                                          7,021                -             -               -
   Transfer from long-term receivables to current assets             -                -        30,313           1,876
                                                         ---------------   --------------  ------------    ------------
Total funds provided                                            82,730           75,531       723,048         469,133

FINANCIAL RESOURCES WERE USED FOR
  Increase in long-term receivables                                  -            2,173        12,270               -
  Additions to property, plant and equipment                       141              534       301,115          67,412
  Decrease in long-term liabilities                              1,408                -             -               -
  Transfer from long-term to current liabilities                    61               63       226,502         201,150
  Interest on capital payable, gross                                 -                -        10,444          10,090
  Proposed dividends                                            41,217           38,486        42,784          38,486
                                                         ---------------   --------------  ------------    ------------
Total funds used                                                42,827           41,256       593,115         317,138
                                                         ---------------   --------------  ------------    ------------
Increase in working capital                                     39,903           34,275       129,933         151,995
                                                         ===============   ==============  ============    ============

Changes in working capital
   Current assets
     At the end of the year                                    296,665          251,810     1,309,436         909,283
     At the beginning of the year                              251,810          200,554       909,283         812,617
                                                         ---------------   --------------  ------------    ------------
                                                                44,855           51,256       400,153          96,666
                                                          ---------------   --------------  ------------    ------------
   Current liabilities
     At the end of the year                                     50,534           45,582       667,283         397,063
     At the beginning of the year                               45,582           28,601       397,063         452,392
                                                         ---------------   --------------  ------------    ------------
                                                                 4,952           16,981       270,220         (55,329)
                                                         ---------------   --------------  ------------    ------------
               Increase in working capital                      39,903           34,275       129,933         151,995
                                                         ===============   ==============  ============    ============



The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


1    Operations

Telemig Celular Participacoes S.A. is a publicly held company and the holding company of Telemig Celular S.A., a provider of cellular telephone services in the State of Minas Gerais, holding 89.18% of the voting capital and 82.94% of its capital stock.

The subsidiary is mainly engaged in providing cellular mobile services and all activities required or which promote such services, in conformity with the concessions, authorizations, and permits granted.

The services offered and the tariffs charged by the subsidiary are regulated by the National Telecommunications Agency (ANATEL), the Brazilian regulatory authority for the telecommunications industry, pursuant to the General Law of Telecommunications and relevant regulations.

On February 19, 2004, the subsidiary and ANATEL signed the Authorization Terms for the migration to SMP (Personal Mobile Service). These terms are effective as from the date published in the Federal Gazette of ACT 42672, on March 1, 2004.

The SMP permit granted to the subsidiary is effective for an undefined period. As regards the radio frequency permit, it is effective for the remaining period of the concession previously awarded and then replaced, and can be renewed for an additional fifteen-year period, in return for a consideration.

The main changes resulting from the migration to SMP are as follows:

o implementing the Carrier Selection Code (CSP), which gives the user the right to choose the long-distance or international carrier;

o    higher quality goals; and

o    unrestricted negotiation of interconnection rates beginning June 2004.

The subsidiary began to operate under the SMP rules on August 1, 2004.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


Technology Migration

In November 2004, the subsidiary started operating the GSM/EDGE standard, which, globally, is currently the most used standard. EDGE ("Enhanced Data Rates for GSM Evolution") allows GSM networks to support the first 3G services, such as download of video files at higher speeds, it has a higher data transmission rate, and permits the offering of a new range of services, as well as faster communication between the terminal and the internet.

The TDMA system will be maintained with the same standards of quality, coverage, and services currently offered, and will continue while there is market and/or customers interested in using this system. The technological evolution continues to be deployed through an overlay of the TDMA network. The main partners of the subsidiary in the deployment of this technology are Ericsson Telecomunicacoes S.A. (supplier of the GSM/EDGE network) and affiliated companies.

Authorization for Rendering Personal Mobile Service - "Triangulo Mineiro" Region (Minas Triangle)

The subsidiary was granted authorization to render SMP services on the radio frequency "E" following a successful bid to ANATEL on September 21, 2004, in the municipalities comprising the Sector 3 of Region I ("Triangulo Mineiro") of the Authorization General Plan (PGO). The amount offered was R$ 9,725. The subsidiary is awaiting conclusion of the bid process to sign the Authorization Term to render services on this radio frequency in the region.


2    Summary of Significant Accounting Practices (Parent Company and Subsidiary)

(a)  Presentation of the financial statements and consolidation criteria

     The financial statements have been prepared in accordance with accounting practices adopted in Brazil, which are based on the provisions of Brazilian Corporate Law, supplemented by the regulations of the Brazilian Securities Commission ("CVM"), and rules applicable to the concessionaires of telecommunications services.

     The consolidated financial statements include the financial statements of the parent company Telemig Celular Participacoes S.A. and the direct subsidiary Telemig Celular S.A. The consolidation balance sheet and income and expense accounts corresponds to the sum of all assets, liabilities, expenses and revenues of the companies, according to the nature of each balance, complemented by the elimination (i) of the interests in capital, reserves and retained earnings maintained between the companies; (ii) the current accounts and other receivable and/or payable balances between the companies; and (iii) identification of minority interest.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


(b)  Cash and cash equivalents

     Cash and cash equivalents consist of short-term, highly liquid investments. Investments in investment funds are stated based on the value of the shares in each fund at the balance sheet date. The other investments are stated at cost, plus income earned up to the balance sheet date.

(c)  Accounts receivable

     Accounts receivable are mainly represented by services and products billed to customers, by services rendered up to the date of the balance sheet date but not yet billed, and for amounts arising from the usage of the operating network by subscribers of other telecommunication companies.

(d)  Allowance for doubtful accounts

     Management, based on its most recent experience, periodically evaluates estimated default rates in order to record an allowance for doubtful receivables when collection is considered not to be probable.

(e)  Inventories

     Inventories mainly comprise mobile telephone equipment and are stated at the average cost of purchase, which is lower than market values. Inventories intended for plant expansion are classified as construction in progress in property, plant and equipment.

     The subsidiary records a provision for adjustment to market value for cellular handsets and accessories which are discontinued or which have a purchase cost higher than market value.

(f)  Investment

     Recorded under the equity method, based on net income for the year and other changes in equity of the subsidiary.

(g)  Property, plant and equipment

     Property, plant and equipment are stated at cost of purchase and/or construction, net of accumulated depreciation. Depreciation is calculated on the straight-line basis as from the time the assets are put into operation, at the rates mentioned in Note 10.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



     The recoverability of the subsidiary's property, plant and equipment through future operations is periodically measured to determine if this recoverable value is lower than net book value. In such an event, the subsidiary reduces its net book value to the recoverable value.

     Interest and financial charges on financings raised for the subsidiary's construction in progress are capitalized through the date such assets are put into operation. Costs incurred on maintenance and repairs are capitalized when they represent an increase in installed capacity or the useful lives of the assets. In 2004 interest and financial charges amounting to R$ 1,842 were capitalized. In 2003 no interest or financial charges were capitalized.

(h)  Other assets

     Other current assets and long-term receivables are stated at cost or realizable values including accrued income and exchange and monetary variations, when applicable.

(i)  Foreign currency transactions

     These are recorded at the exchange rate prevailing at the date of the transaction and restated based on the month-end exchange rate. Foreign exchange gains/losses are immediately recorded in income and expense accounts.

(j)  Income tax and social contribution

     Income tax and social contribution on net income are calculated in conformity with current legislation. The deferred tax assets and liabilities are calculated on the estimated realizable value of the tax benefit of the goodwill acquired from the parent company through a reorganization process and on temporary differences arising mainly from provisions for contingencies, allowance for doubtful accounts, provision for adjustment of inventories to market value and profit sharing accrual.

(k)  Interest on capital

     Interest on capital was calculated based on Law 9249/95 (subsidiary). In accordance with tax rules, interest on capital payable and receivable is recorded as financial expenses and income, respectively. However, for these financial statements, such interest has been presented as a distribution similar to a dividend, in accordance with CVM Deliberation No. 207/96.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

(l)  Provision for contingencies

     Provisions for contingencies were set up at amounts to cover losses resulting from tax, civil and labor claims, based on the opinion of the internal legal counsel.

(m)  Other liabilities

     Other current and long-term liabilities are stated at known or estimated amounts including, when applicable, accrued charges and monetary and/or foreign exchange variations.

(n)  Revenue recognition

     Services revenues are recognized based on the tariffs prevailing on the dates the services are provided. Revenues from cellular telephone services consist of subscription fees, usage tariffs, network usage and maintenance charges, and charges on other services provided to subscribers. All services are billed monthly. Services unbilled from the invoicing date to the end of the month are calculated and recognized as revenue in the month the services are provided.

(o)  Pension plan

     The subsidiary participates in pension plans that offer its employees pensions and other post-employment benefits. Actuarial liabilities are calculated and recognized based on the projected unit credit method, according to CVM Deliberation No. 371/2000.

(p)  Employees' profit sharing

     The Company and its subsidiary record profit sharing based on the attainment of goals set for the year, which is subject to approval at the Stockholders' Meeting.

(q)  Estimates

     The preparation of these financial statements in accordance with accounting practices adopted in Brazil requires management to use estimates and assumptions concerning the presentation of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results may differ from those estimated.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

3    Related-party Transactions

                                                                  Parent company                 Consolidated
                                                          ----------------------------  --------------------------
                                                                  2004          2003            2004          2003
                                                          ----------------------------  --------------------------
Assets

   Current assets - accounts receivable
     Amazonia Celular S.A.                                           -             -             164           113
     Brasil Telecom S.A.                                             -             -          19,491             -
                                                          ------------- --------------  ------------- ------------
                                                                     -             -          19,655           113
                                                          ============= ==============  ============= ============
   Long-term receivables
     Tele Norte Celular Participacoes S.A.                           -             -              81            56
     Telemig Celular S.A.                                        2,034         2,694               -             -
     Amazonia Celular S.A.                                          16             -           4,222             -
                                                          ------------- --------------  ------------- ------------
                                                                 2,050         2,694           4,303            56
                                                          ============= ==============  ============= ============

Liabilities

   Current liabilities - accounts payable
     Amazonia Celular S.A.                                           -             -              15           159
     Brasil Telecom S.A.                                             -             -          34,594             -
                                                          ------------- --------------  ------------- ------------
                                                                     -             -          34,609           159
                                                          ============= ==============  ============= ============
-------------------------------------------
   Long-term liabilities
     Telemig Celular S.A.                                      -             -               -             -
     --------------------------------------
     Amazonia Celular S.A.                                     -             1,408           -             1,959
     --------------------------------------
                                                          ------------- --------------  ------------- ------------
                                                              -             1,408           -             1,959
     --------------------------------------               ============= ==============  ============= ============
------------------------------------------
 Income statement

   Service revenue
     Amazonia Celular S.A.                                           -             -           1,410         1,027
     Brasil Telecom S.A.                                             -             -          19,491             -
                                                          ------------- --------------  ------------- ------------
                                                                     -             -          20,901         1,027
                                                          ============= ==============  ============= ============

   Human and administrative resources sharing income
     (expenses):
     Tele Norte Celular Participacoes S.A.                           -             -             784           705
     Telemig Celular S.A.                                       12,408        10,263               -             -
     Amazonia Celular S.A.                                       3,651         3,084          14,295        12,197
                                                          ------------- --------------  ------------- ------------
                                                                16,059        13,347          15,079        12,902
                                                          ============= ==============  ============= ============


The Company effects transactions with its subsidiary and other related parties concerning certain services. Related-party transactions are carried out on terms and conditions similar to those practiced in the market.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

(a)  Roaming agreements

     The subsidiary is a member of a national roaming committee of cellular operators that includes the subsidiary of the affiliate Tele Norte Celular Participacoes S.A. (Amazonia Celular S.A.). The purpose of this committee is to oversee technical and system aspects to ensure the highest quality of the roaming service. As required by Brazilian regulations, the subsidiary, Amazonia Celular S.A. and the other member companies provide services roaming to their respective subscribers.

     Accounts receivable from and payable to, as well as services revenues (consolidated) with Amazonia Celular, refer to the transfer of the additional tariff and roaming services rendered by the subscribers of the companies.

(b)  Human and administrative resources sharing

     On March 20, 2003, Telemig Celular Participacoes S.A., its subsidiary (Telemig Celular S.A.) and the affiliates Tele Norte Celular Participacoes S.A. and Amazonia Celular S.A., signed a new agreement for sharing human and administrative resources, and established a jointly-owned unit. This agreement was approved at the Stockholders' Meetings of the respective companies held on March 19, 2003.

     The balances presented in long-term receivables are related exclusively to the resource sharing and jointly-owned unit.

(c)  Brasil Telecom S.A.

     As from August 1, 2004, the subsidiary started to offer the Carrier Selection Code (CSP) option to its customers. Consequently, the customers started to use CSP for intercity (VC2 and VC3) and international calls, in conformity with the Personal Mobile Service (SMP) rules.

     Accounts payable to Brasil Telecom S.A. refer to the transfer of intercity and international calls made by the subsidiary's subscribers using the CSP service of Brasil Telecom S.A. Accounts receivable and service revenues mainly refer to the interconnection revenues for the subsidiary's network usage on such long-distance calls.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


4    Income Tax and Social Contribution

(a)  Income tax and social contribution recoverable (payable):

                                                 Parent company                   Consolidated
                                         ------------------------------ -------------------------------
                                                2004           2003          2004            2003
                                         --------------- -------------- --------------- ---------------
Social contribution on revenue
Social contribution payable                    (903)          (759)        (20,189)        (17,638)
Prepaid social contribution                   2,846            837          23,233          22,751
                                        --------------- -------------- --------------- ---------------
                                              1,943             78           3,044           5,113
                                        --------------- -------------- --------------- ---------------

Income Tax
Income tax payable                           (2,429)        (2,087)        (74,971)        (65,262)
Prepaid income tax                           44,483         38,672         120,015         116,041
                                        --------------- -------------- --------------- ---------------
                                             42,054         36,585          45,044          50,779
                                        --------------- -------------- --------------- ---------------
                                             43,997         36,663          48,008          55,892
                                        =============== ============== =============== ===============


(b)  Deferred Income Tax and Social Contribution Assets

     Deferred income tax and social contribution consist of:

                                                 Parent company                   Consolidated
                                          ------------------------------ -------------------------------
                                               2004           2003            2004            2003
                                          --------------- -------------- --------------- ---------------
Deferred income tax:
   Tax loss carryforwards                       13,419         14,507          13,419          14,507
   Allowance for doubtful accounts                   -              -           4,749           4,131
   Provision for contingencies                       -              -          83,174          62,452
   ---------------------------------------
   Accrued payables                                  6             58           6,036           4,109
   Goodwill (CVM Instruction 349)               78,270         94,189          78,270          94,189
   Accrued profit sharing                            -              -           3,605           3,413
   Other expenses                                    9             15           2,619           1,153
                                          --------------- -------------- --------------- ---------------
                                                91,704        108,769         191,872         183,954
                                          =============== ============== =============== ===============

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------




                                                        Parent company                    Consolidated
                                               ---------------------------------- ------------------------------
                                                     2004             2003             2004           2003
                                               -----------------  --------------- ---------------  -------------

Deferred social contribution:
   Social contribution loss carryforwards                4,831            5,223           4,831          5,223
  Allowance for doubtful accounts                            -                -           1,710          1,487
  Provision for contingencies                                -                -             963            963
   Provision for losses on investments                       -                -             678            599
   Accrued payables                                          -                -           2,171          1,458
   Accrued profit sharing                                                                 1,545          1,369
   Goodwill (CVM Instruction 349)                       28,178           33,908          28,178         33,908
   Other expenses                                           31               60             876            456
                                               -----------------  --------------- ---------------  -------------
                                                        33,040           39,191          40,952         45,463
                                               -----------------  --------------- ---------------  -------------
                                                       124,744          147,960         232,824        229,417
Less: Long-term portion                               (103,094)        (126,310)       (188,061)      (190,254)
                                               -----------------  --------------- ---------------  -------------
Short-term portion                                      21,650           21,650          44,763         39,163
                                               =================  =============== ===============  =============

Tax credits related to temporarily nondeductible provisions, in particular tax contingencies and allowance for doubtful accounts, will be realized as the related matters are concluded.

The Extraordinary General Meeting held on December 28, 1999 approved the corporate restructuring plan prepared by the Company and its subsidiary Telpart Participacoes S.A. (Telpart), with the objective of transferring to the Company the goodwill recorded in Telpart, arising from the differences between the book amounts and the amount paid on the acquisition of the Company's shares during the privatization process. Accordingly, a new company was created, a wholly-owned subsidiary of Telpart, the capital of which was subscribed with the Company's shares and the corresponding goodwill paid on the acquisition. Subsequently. this company was merged by the Company, which began to benefit from the tax deductibility of the goodwill amortization over ten years. This reorganization was made pursuant to Law No. 6404/76 and the rules of the Brazilian Securities Commission (CVM Instruction 319/99).

The Company elected to adopt the provisions of CVM Instruction 349/2001 as from 2000, adjusting its 2000 financial statements in order to reflect an asset against a goodwill premium reserve the amount related to the expected tax benefit from the deductible expensing of the goodwill originally recorded in Telpart. The main accounting effects are:

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


i) Constitution of a provision to reflect the equalization of stockholders' equity, equivalent to the difference between the goodwill amount and the tax benefit arising from its amortization, presented as reduction of the goodwill account. This provision was recorded as a contra-entry of the goodwill premium reserve account;

ii) Recognition of the tax credit related to deferred income tax and social contribution, as a contra-entry of the goodwill premium reserve;

iii) Reversal of the provision to reflect the equalization of stockholders' equity to results for the year.

     Changes in goodwill are shown as follows:

                                                                            Parent company and consolidated
                                                                         -------------------------------------
                                                                                2004                2003
                                                                         -----------------    ----------------

Goodwill                                                                         636,772             636,772
Accumulated amortization                                                        (323,691)           (260,015)
Tax credits                                                                     (106,448)           (128,097)
Provision for equalization of stockholders' equity                              (206,633)           (248,660)
                                                                         -----------------    ----------------
                                                                                       -                   -
                                                                         =================    ================


The tax credits related to tax loss carryforwards and social contribution loss carryforwards in the amount of R$ 18,250 (R$ 19,730 - 2003) will be offset with future taxable income, up to the annual limit of 30%, in accordance with current legislation.

As required by CVM Instruction No. 371/2002, management prepared a technical feasibility study on the future realization of the deferred tax assets, considering the probable capacity of taxable income generation by the Company, in the context of the many variables of its business. This study was approved by the Board of Directors on March 1st, 2005 and reviewed by the Company's Board of Auditors (Conselho Fiscal).

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



     The short-term portion of the deferred income tax and social contribution in December 31, 2004 and 2003, consistently consider the realization of the goodwill (parent company) and of the temporary additions.

     According to projections prepared by company's and subsidiary's management, the long-term portion of the deferred income tax and social contribution will be realized in the following years:


                                                      2004
                                             ---------------------------
                                                 Parent company
                                             ---------------------------

2006                                                             24,666
2007                                                             24,047
2008                                                             25,702
2009                                                             28,679
                                             ---------------------------
Total                                                           103,094
                                             ===========================

     According to the projections prepared by the subsidiary's management, the future taxable income will be sufficient for the full realization of the deferred tax asset of long-term portion in the amount of R$ 84,967.

(c)  Net income (loss) for the year


                                                    Parent company                   Consolidated
                                            ---------------------------------------------------------------
                                                 2004             2003           2004            2003
                                            ---------------- --------------- -------------- ---------------
Social contribution
Complement of prior year                                  -               -           (33)               -
Current                                               (902)           (759)       (20,189)        (17,638)
Deferred                                              (421)           (331)         1,219             325
                                            ---------------- --------------- -------------- ---------------
                                                    (1,323)         (1,090)       (19,003)        (17,313)
                                            ================ =============== ============== ===============
Income tax
Complement of prior year                                  -               -          (167)               -
Current                                             (2,428)         (2,087)       (74,971)        (65,262)
Deferred                                            (1,146)           (919)        23,837          18,017
                                            ---------------- --------------- -------------- ---------------
                                                    (3,574)         (3,006)       (51,301)        (47,245)
                                            ================ =============== ============== ===============


Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


Presented below is the income tax and social contribution reconciliation:


                                                       Parent company                   Consolidated
                                               -------------------------------- ------------------------------
                                                    2004            2003            2004            2003
                                               -------------------------------- --------------- --------------

Income before taxes and profit sharing                 164,543        152,244         283,367        260,711
(-) Employees' profit sharing                                -              -         (20,478)       (17,483)
                                               -------------------------------- --------------- --------------
 Income before taxes                                   164,543        152,244         262,889        243,228
(-) Equity in the results of subsidiary               (162,404)      (148,874)                              -
(-)Interest on capital payable                               -              -         (64,450)       (61,000)
(+)Interest on capital receivable                       54,005         50,911          54,005         50,911
(-) Amortization of the provision for
     equalization of stockholders' equity              (42,027)       (42,027)        (42,027)       (42,027)
Other permanent additions (exclusions)                     292           (207)          3,568           3,658
                                               -------------------------------- --------------- --------------
Taxable base                                            14,409         12,047         213,985        194,770
                                               ================================ =============== ==============
Income tax and social contribution (34%)                (4,899)        (4,096)        (72,755)       (66,222)
Tax incentives                                               2              -           2,651          1,664
Complement of prior year                                     -              -            (200)             -
                                               -------------------------------- --------------- --------------
                                                        (4,897)        (4,096)        (70,304)       (64,558)
                                               ================================ =============== ==============


5    Cash and Cash Equivalents


                                                        Parent company                  Consolidated
                                               --------------------------------  ----------------------------
                                                    2004            2003             2004          2003
                                               -------------- -----------------  -------------- -------------

Cash and banks                                          137                 -           1,503        19,950
Financial investments
     INVESTMENT FUNDS                               177,121           149,470         950,342       590,734
     Bank Deposit Certificates (CDBs)                     -                                           3,005
     Other highly liquid securities                       -                 -           8,702        29,024
                                               -------------- -----------------  -------------- -------------
                                                    177,258           149,470         960,547       642,713
                                               ============== =================  ============== =============



On December 31, 2004 and 2003, the financial investments in funds were mainly represented by investments in an exclusive Quotas Investment Fund (FAC), administered by Banco Itau S.A. On these same dates, this fund investment portfolio was comprised of quotas of exclusives Financial Investment Fund (FIF), the resources of which were mainly invested in high liquidity Brazilian federal government notes.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------




6    Trade Accounts Receivable, Net

                                                    Consolidated
                                          ---------------------------------
                                                2004              2003
                                          --------------- -----------------

     Telecommunications services               181,715           142,837
     Handset and accessory sales                34,839            23,746
                                          --------------- -----------------
                                               216,554           166,583
     Allowance for doubtful accounts           (18,200)          (16,312)
                                          --------------- -----------------
                                               198,354           150,271
                                          =============== =================

On December 31, 2004, accounts receivable from telecommunication services also included receivables from customers regarding the payment of long-distance and international calls made by the Company's subscribers using the Carrier Selection Code (CSP) of the long-distance operators, in accordance with SMP rules, as from August 1, 2004 (Note 1).


7    Inventories

                                                            Consolidated
                                                    ---------------------------
                                                        2004        2003
                                                    ------------   ------------

     Handsets and accessories                          30,002        15,357
     Provision for adjustment to market value          (6,023)       (2,558)
                                                    ------------   ------------
                                                       23,979        12,799
                                                    ============   ============

     At December 31, 2004, inventories also included GSM/EDGE handsets and accessories purchased by the Company as part of the technology migration program (Note 1).


8    ICMS Recoverable - Long-term Receivables

     Refers to ICMS recoverable installments, to be offset beginning 2006 at the rate of 1/48 per month, related to credits arising from purchases of equipment included in fixed assets, as prescribed by Supplementary Law No. 102, of July 11, 2000.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



9    Investment in Subsidiary

(a)  The investment in Telemig Celular S.A. is summarized as follows:

                                                              2004        2003
                                                           ---------- ----------

Capital                                                     391,970      391,970
Stockholders' equity                                        771,978      649,208
Net income for the year                                     195,343      179,396
Interest in capital stock                                    82.94%       82.94%
Interest in voting capital                                   89.18%       89.18%
Number of shares held (in thousands)
    Class "G" preferred shares (*)                            1,180   11,800,781
    Common (*)                                                  795    7,947,889
Equity pick-up:
    From the subsidiary's net income                        162,018      148,791
    From items not affecting the net income of subsidiary       386           83
                                                           ---------- ----------
                                                            162,404      148,874
                                                           ========== ==========

(*) Reverse split of shares - at the Extraordinary General Meeting held on February 9, 2004, the subsidiary's stockholders approved a reverse split of shares, attributing a new share to replace each group of 10,000 (ten thousand) existing shares.

(b)  Changes in investment

                                                   2004              2003
                                               ------------- ----------------

Balance at the beginning of the year               538,454          440,327
  Equity pick-up                                   162,404          148,874
  Investment gain                                      448              164
  Proposal for profit sharing:
    Interest on capital, gross                     (54,005)         (50,911)
    Proposed dividends                              (7,021)                -
                                               ------------- ----------------
Balance at the end of the year                     640,280          538,454
                                               ============= ================

(c)  Other information:

     The financial statements of the subsidiary Telemig Celular S.A. were audited by the parent company's independent accountants.

     Income tax withheld at source in the amount of R$ 8,100 (R$ 7,636 in 2003) will be levied on the amount of interest on capital above.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------




10   Property, Plant and Equipment


                                                                                                       Consolidated
                                 ----------------------------------------------------------------------------------
                                                                                               2004            2003
                                             Annual  --------------------------------------------------------------
                                       depreciation                       Accumulated
                                          rates - %             Cost     depreciation   Net amount       Net amount
                                 ------------------- ------------------ ------------- -------------- ---------------

Transmission equipment                20.0 to 33.3           737,048        641,242         95,806         193,156
Main switching centers                20.0 to 33.3           281,270        183,539         97,731          95,520
Power supply equipment                        20.0            64,208         54,796          9,412          14,466
Buildings                                      5.0            36,024         23,085         12,939          15,355
Towers and other support and
  protection devices                          10.0           103,206         66,410         36,796          42,436
Software                                      20.0           144,447         61,638         82,809          81,064
Information technology
  equipment                                   20.0            45,857         27,545         18,312          21,195
Terminal equipment                            20.0             9,866          8,846          1,020           2,118
Other assets                          10.0 to 20.0           119,865         58,742         61,123          58,620
                                                     ------------------ ------------- -------------- --------------
Total assets and facilities                                1,541,791      1,125,843        415,948         523,930
  in service
Assets and facilities in
  progress                                                   187,331              -        187,331          27,005
                                                     ------------------ ------------- -------------- ---------------
                                                           1,729,122      1,125,843        603,279         550,935
                                                     ================== ============= ============== ===============


Due to the technology migration mentioned in Note 1, the expected useful lives of its transmission equipment and main switching center of the subsidiary's TDMA network decreased from four to three years. Consequently, the depreciation rates of these assets changed from 25.0% per annum (p.a.) to 33.3% p.a. In order to support this change, the subsidiary signed an agreement with the Ministry of the Science and Technology through the National Institute of Technology for the preparation of a study regarding the useful lives of these assets.

Due to the changes in the depreciation rates mentioned above, depreciation expenses in 2004 increased by approximately R$34,200. The impact in the results of the parent company was of approximately R$18,720, net of tax effects.


11   Suppliers (Consolidated)

Includes accounts payable to other mobile telephone companies and fixed-line and long-distance carriers related to network usage charge, additional call transfer, roaming, and long-distance calls. In 2004, the balance basically consists of payables to suppliers of handsets and equipment, of delivery of services, and execution of civil works related to the technology migration to the GSM/EDGE standard (Note 1).

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------




12   Financings


                                                                                               Consolidated
                                                                                        -----------------------------
                                                                                            2004           2003
                                                                                        -------------- --------------

Senior Notes - The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 8.750%. Interest is payable semiannually.
Principal is repayable in January 2009.                                                      212,352              -

Export Development Canada - EDC - The outstanding balance is adjusted by the
U.S. dollar exchange fluctuation, plus annual interest of 4.875% above the
Libor. Installments are repayable semiannually, with final maturity in April
2006.                                                                                        160,402        290,984

Dresdner  Bank - The  outstanding  balance is adjusted by the U.S.  dollar  exchange fluctuation,  plus  annual  interest  of  5.4%  above  Libor.  Interest  is  payable
semiannually. Principal is repayable in November 2005.                                        26,544         28,892

National  Bank for  Economic  and Social  Development  (BNDES) - The debt balance is restated by the Long-term  Interest Rate (TJLP),  plus 3.8% p.a.  until October 2004 and 5.8% p.a. beginning October 2004.  Installments are repayable monthly with final
maturity in November 2005.                                                                    58,503        118,005

National  Bank for  Economic  and Social  Development  (BNDES) - The balance owed is restated by the cost of the BNDES  currency  basket,  plus 3.8% p.a.  until  October
2004 and 5.8% p.a.  beginning October 2004.  Installments are repayable monthly with
final maturity in January 2006.                                                               24,610         50,621

Other financings                                                                                 389            592
                                                                                        -------------- --------------
                                                                                             482,800        489,094
Less: Short-term portion                                                                    (214,854)      (202,429)
                                                                                        -------------- --------------
Long-term portion                                                                            267,946        286,665
                                                                                        ============== ==============

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



     Long-term debt has the following minimum payments to be made in the coming years:

                                                        2004            2003
                                                   -------------- --------------
      2005                                                   -        226,190
      2006                                              55,516         60,390
      2007                                                  78             85
      2008                                                   -              -
      2009                                             212,352              -
                                                   -------------- --------------
                                                        267,946        286,665
                                                   ============== ==============

     In January 2004, the subsidiary, together with the affiliate Amazonia Celular S.A., issued on the international markets unsecured Senior Notes.

     Total funds raised were US$ 120 million, US$ 80 million of which by Telemig Celular S.A. and US$ 40 million by Amazonia Celular S.A.

     Main features of the issue:

     Coupon: 8.75% per year
     Issue price: 99.504%
     Yield to maturity: 8.875% per year
     Term: five years

     The Senior Notes program and the financing agreements entered into with National Bank for Economic and Social Development - BNDES and Export Development Canada - EDC include restrictive covenants regarding the use of funds, provisions regarding certain related-party and merger and takeover transactions, and maintenance of minimum financial ratios, among others.

     Should the subsidiary fail to perform under such covenants, the maturity of these Senior Notes and the long-term loans granted by the mentioned institutions may be accelerated. In December 31, 2004, every clause was fulfilled by the company.

     The financing agreement entered into with EDC covered by a guarantee provided by the company, promissory notes, liens, mortgages on property and equipment in the amount of R$ 14,725. The financing agreements entered into with BNDES covered by a guarantee provided by the Company, promissory notes and a lien on receivables amounting to 1.4 times the highest installment falling due. The financing agreement entered into with Dresdner Bank is guaranteed by promissory notes.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


13   Provision for Contingencies

                                                      Consolidated
                                              -----------------------------
                                                   2004            2003
                                              ------------- ---------------
     Tax contingencies                            484,814         294,547
     Civil and labor claims                         4,844           4,055
     Court judicial deposits                     (449,654)       (268,553)
                                              ------------- ---------------
                                                   40,004          30,049
                                              ============= ===============

(a)  Tax contingencies

     Refer basically to:

     i. Value Added Tax on Sales and Services (ICMS) levied on monthly subscription fees, value added services, and activation fees: management, supported by its tax advisors, understands that ICMS should be levied only on telecommunications services and that its imposition on monthly subscription fees, value added services and activation fees is illegal because these are not telecommunications services. In December 1998, the subsidiary was granted an injunction that suspended the taxation on monthly subscription fees and started to accrue and deposit into the courts the amounts involved. The provision recorded on December 31, 2004 was R$399,464 and the corresponding judicial deposits amounted to R$369,466.

     ii. National Institute of Social Security (INSS): in July 2, 2002, the subsidiary received a tax assessment from the INSS on the joint responsibility for the payment of service providers' INSS and the withholding of 11% of social security contributions, prescribed by Law 9711/98. The subsidiary has recorded, based on the opinion of its legal counsel, a provision of R$ 3,500 for probable losses arising from this tax assessment.

     iii. Funds for Telecommunications Inspection (FISTEL) - The subsidiary filed a lawsuit questioning the responsibility for the payment of inspection fees on mobile stations of which it is not the owner, the amounts related to the Operating Inspection Fee (TFF) and Installation Inspection Fee (TFI) being accrued and deposited in court. The provision recorded on December 31, 2004 was R$75,326 (totaling the judicial deposits in the same amount).

(b)  Civil and labor contingencies

     The subsidiary is a party to a number of labor and civil claims. Civil contingencies refer mainly to lawsuits filed by the subsidiary's customers and labor contingencies from lawsuits filed by former employees. Based on the opinion of its legal counsel, management believes that the provision recorded is sufficient to cover probable losses arising from unfavorable outcomes.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


(c)  Other contingencies

     On March 26, 2003, Highlake International Business Company Ltd., which is indirectly controlled by Opportunity Fund and CVC/Opportunity Equity Partners L.P., acquired the entire shareholding of TPSA do Brasil Ltda. in Telpart Participacoes S.A., and all court and extrajudicial litigation involving the former parent company of TPSA and Opportunity were settled, which also benefits all direct and indirect subsidiaries of Telpart. Litigation settlement was reached through a transaction statement signed by the parties, amounting to R$ 5,095. This amount was expensed in 2003, under the subsidiary's General and administrative expenses.


14   Stockholders' Equity

(a)  Subscribed and paid-up capital

     At December 31, 2004, subscribed and paid-up capital amounts to R$ 336,500 (R$ 263,040 at December 31, 2003), divided into 350,072,111 thousand shares (346,751,938 thousand at December 31, 2003), of which 130,198,133 thousand are common shares (R$ 128,963,301 thousand at December 31, 2003) and 219,873,978 thousand are preferred shares (217,788,637 thousand at December 31, 2003), without par value. The Company's authorized capital is 700,000,000 thousand shares.

     Preferred shares are non-voting, having priority in the event of capital refund, without premium, and the payment of minimum, non-cumulative dividends, according to the criteria below, alternatively, considering the greater of:

     I - 6% a year over the amount resulting from the division of paid-up capital by total Company shares; or

     II - the right to receive minimum mandatory dividends, according to the following criteria:

     (a) priority in receiving minimum non-cumulative dividends corresponding to 3% of the share's net worth; and

     (b) right to be included in income distribution, under the same conditions as provided to common shares, after the latter are assured dividends equal to the minimum priority dividend established in conformity with item "a".

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



(b)  Capital reserve

     The goodwill arising from the reorganization (Note 4), was fully recorded as a contra-entry in capital reserve - goodwill premium reserve, in accordance with CVM Instruction 319/99, and the portion corresponding to the effective tax benefit will be capitalized annually in favor of the controlling stockholder, with the corresponding issue of a proportional number of common and preferred shares. As for the issue price, one of the criteria established in paragraph 1, Article 170 of Law No. 6404/76 will be observed. A rights issue will be assured to minority stockholders to allow them to subscribe as established in Article 171, paragraph 2 of Law No. 6404/76.

     The Company elected to adopt the provisions of CVM Instruction 349/2001 as from 2000, adjusting its 2000 financial statements in order to reflect an asset against a goodwill premium reserve the amount related to the expected tax benefit from the deductible expensing of the goodwill originally recorded in Telpart Participacoes S.A., parent company. The amount of the tax benefit obtained through goodwill amortization which may be capitalized, at December 31, 2004, was approximately R$ 23,069.

(c)  Legal reserve

     Recognized according to Brazilian Corporate Law and Company By-laws, at 5% of the net income of each year, up to a maximum of 20% of the share capital.

(d)  Unrealized revenue reserve

     This reserve originated from the split-off of Telebras, which represented revenues recorded and not yet financially realized, and is being realized in up to 10 years, at the end of each year, as from 1998. This term is consistent with the remaining concession term, and is considered sufficient to recover the amount of the investments made and which will continue to be made in the project for expansion of the service capacity.

     According to the adjustment established by Law 10303/01, the profits recorded in the unrealized revenue reserve as from 2002, should be considered by the amount of the own dividends delayed. However, the unrealized revenue reserve formed during the term of the previous regulations, when realized, will continue to be included in the dividend calculation basis, which is the case of the unrealized revenue reserve existing in the Company.

(e)  Retained earnings

     Management will propose that the remaining balance of net income for 2004, in the amount of R$ 123,652 should be appropriated to retained earnings, based on the capital budget proposed for 2005, in accordance with the provisions of article 196 of Law 6.404/76.

     Additionally, management will also propose that Retained earnings balance, in the amount of R$ 215,048 be also used to fund the investments estimated at the capital budget.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


     Management will propose at the Ordinary General Meeting the capitalization of R$ 54,331 of the Retained earnings balance in order to comply with
     Article 199 of Law 6.404/76.

(f)  Dividends

     A minimum mandatory dividend of at least 25% of adjusted net income for each year, adjusted according to the Brazilian Corporate Law and the Company By-laws, is assured to the shareholders. This amount will be complemented up to the amount necessary to meet the minimum priority dividend due the preferred shares. At December 31, 2004 and 2003, dividends were calculated as follows:


                                                                                2004            2003
                                                                             ------------ -------------
     I - Criteria of 6% p.a. on capital
     Capital                                                                  336,500       263,040
     Proportion of Preferred shares                                            62.81%        62.81%
                                                                            ------------- ------------
                                                                              211,356       165,215
     % of minimum priority dividend (Item I Article 11 of By-Laws)                 6%            6%
                                                                            ------------- ------------
     Minimum priority dividend of preferred shares                             12,681         9,913
                                                                            ============= ============

     II - Criteria of 3% on stockholder's equity amount of the share
     Stockholders' equity for the year before deduction of dividends        1,033,827       911,998
     Proportion of Preferred shares                                            62.81%        62.81%
                                                                            ------------- ------------
                                                                              649,347       572,826
     % of minimum priority dividend (Item II of Article 11 of By-Laws)             3%            3%
                                                                            ------------- ------------
     Minimum priority dividend of preferred shares (Chosen option)             19,480        17,184
                                                                            ============= ============

     Net income for the year                                                  159,646       148,148
     (-) Legal reserve                                                         (7,982)       (7,407)
     (+) Realization of unrealized revenue reserve                             13,205        13,205
                                                                            ------------- ----------
     Adjusted net income                                                      164,869       153,946
                                                                                  25%           25%
                                                                            ------------- ----------
     Minimum mandatory dividend                                                41,217        38,486
                                                                            ============= ==========

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



     Management will propose at the Stockholders' General Meeting the following distribution of dividends:

                                                                2004     2003
                                                              -------- --------
     Dividends per type of shares:
     Preferred shares - (R$ 0.117739 per thousand shares -
       R$ 0.110991 in 2003)                                    25,888   24,172
     Common shares - (R$ 0.117739 per thousand shares -
       R$ 0.110991 in 2003)                                    15,329   14,314
                                                              -------- --------
                                                               41,217   38,486
                                                              ======== ========

     In 2004, the Company reversed lapsed dividends in the amount of R$ 669 597 in 2003). The reversal was credited to retained earnings in stockholders' equity.


15   Pension Plan

     The subsidiary sponsors a defined benefits retirement plan - Plan PBS Telemig Celular. Apart from the pension benefits, medical assistance (PAMA) is provided to retired personnel and dependents on a shared cost basis. The contributions to the PBS Telemig Celular and PAMA plans are determined based upon actuarial studies, prepared by independent actuaries in accordance with current Brazilian actuarial standards. The cost determination regime is based on capitalization and the contribution due by the sponsor is 13.5% on payroll covering the employees who are included in the plan from which 12% is allocated to the cost for the PBS Telemig Celular plan.

     The pension benefit is generally defined as the difference between 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and the value of the retirement pension paid by the Social Security Dues ("INSS"). For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees.

     In 2004, the subsidiary was authorized by the Supplementary Pension Secretariat to create a new pension plan. The new plan, CelPrev Telemig, was offered to those employees not participating in PBS Telemig Celular, and also to new employees hired by the subsidiary. The participants in the PBS Telemig Celular plan were offered and received incentives to migrate their benefits and funds to the new plan.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


The main features of the new plan are as follows: defined contribution plan, except for sickness disability allowance, where a defined benefit is provided during up to 24 months; participants contribute with 50% and the Company with the other 50% of regular costs; regular retirement at the age of 60, early retirement by the age of 50; deferred proportional benefit; disability retirement; sickness allowance; imprisonment allowance, and survival pension. The benefit on retirement depends on the time of contribution and the amount contributed, as well as the return on the funds invested.

The participant may make three types of contributions to the new plan, where:
(a) basic regular contribution: percentage varying from 0% to 2% of the employee's contribution salary; (b) additional regular contribution: percentage varying from 0% to 6% of the portion of the contribution salary exceeding 10 Standard Reference Units; and (c) voluntary contribution: percentage freely chosen by the participant and applied on his or her contribution salary.

The sponsor is allowed to make four types of contributions, as follows: (a) basic regular contribution: contribution equal to the basic regular contribution of the participant, net of the contribution for funding the sick allowance benefit and the contribution used to defray administrative expenses; (b) additional regular contribution: equal to the additional regular contribution of the participant, net of administrative expenses; (c) occasional contribution: made voluntarily, the periodicity of which is determined by the sponsor; and (d) special contribution: contribution intended exclusively for the sponsors' employees that do not participate in the PBS plan and that entered within 90 days after the date CelPrev became effective.

During 2004, the subsidiary made contributions of R$ 1,182 (R$ 1,777 in 2003) to the PBS Telemig Celular plan and R$ 932 to CelPrev Telemig.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


The status of PBS Telemig Celular - Active and Assisted Participants and PAMA at December 31, 2004 and 2003, and CelPrev Telemig (defined benefit portion of the plan) at December 31, 2004 is as follows:




                                                                                     2004               2003
                                                                              ----------------   ----------------
PBS - Telemig Celular - Active Participants
Present value of actuarial liability                                                 (46,201)           (44,227)
Fair value of plan assets                                                             69,137             60,390
                                                                              ----------------   ----------------
Surplus                                                                               22,936             16,163
Unrecognized actuarial gain                                                          (15,672)           (13,307)
                                                                              ----------------   ----------------
Additional actuarial assets                                                            7,264              2,856
                                                                              ================   ================

PBS - Telemig Celular - Assisted Participants
Present value of actuarial liability                                                    (570)              (555)
Fair value of plan assets                                                                741                663
                                                                              ----------------   ----------------
Surplus                                                                                  171                108
Unrecognized actuarial gain (loss)                                                       (42)                 9
                                                                              ----------------   ----------------
Additional actuarial assets                                                              129                117
                                                                              ================   ================

PAMA
Present value of actuarial liability                                                  (4,332)            (5,108)
Fair value of plan assets                                                              3,245              2,882
                                                                              ----------------   ----------------
Surplus                                                                               (1,087)            (2,226)
Unrecognized actuarial gain                                                           (1,645)              (170)
Increase in liabilities upon compliance with the unrecognized pronouncement              866              1,298
                                                                              ----------------   ----------------
Additional actuarial liabilities                                                      (1,866)            (1,098)
                                                                              ================   ================

CelPrev Telemig
Present value of actuarial liability                                                  (5,520)
Fair value of plan assets                                                              5,785
                                                                              ----------------
Surplus                                                                                  265
Unrecognized actuarial gain (loss)                                                         -
                                                                              ----------------
Additional actuarial assets                                                              265
                                                                              ================


Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



The amounts to be recognized in the statement of income referring to the defined benefit portions are as follows:



                                                      2005             2004
                                                 --------------  --------------
Expenses (income) to be recognized
Current service cost (with interest)                     2,960           3,195
Interest on actuarial liabilities                        5,810           5,605
Expected return of plan assets                         (13,488)         (7,663)
Amortization cost                                         (293)             10
Expected participant contributions                        (934)         (1,333)
                                                 --------------  --------------
Income to be recognized                                 (5,945)           (186)
                                                 ==============  ==============

The main actuarial assumptions used are as follows:




                                               PBS Telemig      PBS Telemig        CelPrev            PAMA
                                                Celular -        Celular -         Telemig
                                                 Active          Assisted
                                              participants     participants:
                                             ---------------- ----------------  ---------------  ----------------

Actual discount rate for the actuarial          6.0% p.a.        6.0% p.a.        6.0% p.a.         6.0% p.a.
   liability
Expected actual return on assets               12.6% p.a.        6.9% p.a.        12.6% p.a.       10.9% p.a.
Estimated actual salary increases rate          2.0% p.a.        2.0% p.a.        2.0% p.a.         2.0% p.a.
Estimated inflation rate in the long run        5.0% p.a.        5.0% p.a.        5.0% p.a.         5.0% p.a.
Biometrical overall mortality table              UP84 +1          UP84 +1          UP84 +1           UP84 +1
Biometrical disability table                     Mercer       Not applicable        Mercer           Mercer
                                               Disability                         Disability       Disability
Expected turnover rate                            Null        Not applicable    0.15 / (years         Null
                                                                                  of service
                                                                                  +1); null
                                                                                   after 50
                                                                                  years old
Probability of reaching retirement            100% at first   Not applicable    100% at first     100% at first
                                             eligibility to                      eligibility       eligibility
                                              benefit under                       to benefit       the retired
                                                  Plan                            under Plan



The projected unit credit method was used for the benefit evaluation. This methodology is in accordance with CVM Deliberation No. 371 and NPC-26 of IBRACON.

The subsidiary reflected its obligations related to PAMA at December 31, 2004 and recorded the present values of the contributions to overcome the current level of expenditures at the amount of R$ 1,866 (R$ 1,098 in 2003).

The subsidiary chose, conservatively, to not record the actuarial assets related to PBS Telemig Celular and CelPrev Telemig, recognizing only the obligation related to PAMA as mentioned above.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


16   Management Fees


     Management fees in 2004 and 2003 totaled, respectively, R$2,247 and R$2,059. The consolidated fees amounted to R$5,457 in 2004 and R$3,553 in 2003, considering transfers foreseen in the agreements for the shared use of human and administrative resources, with sharing of expenses, described in Note 3.


17   Commitments

(a)  Capital expenses

     At December 31, 2004, the Company and its subsidiary had commitments with capital expenses, to be realized in the next year, in the approximate amount of R$ 41,000.

(b)  Lease agreements

     The Company and its subsidiary have entered into several agreements to lease equipment and facilities, for which R$ 24,500 (R$ 16,829 in 2003) was recorded as expenses for the year. Future commitments related to these agreements are as follows:

                                                     Consolidated
                                                   ----------------
     2005                                               16,816
     2006                                               12,189
     2007                                                8,946
     2008                                                6,920
     2009                                                5,206
     2010                                                4,384
     2011                                                3,865
     2012 and thereafter                                 8,629
                                                   ----------------
     Minimum committed amounts                          66,955
                                                   ================

(c)  ANATEL goals (unaudited)

     The goals agreed with ANATEL are monitored by management and goals were properly met.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



18   Insurance Coverage

     At December 31, 2004 and 2003, the Company had insurance coverage against fire, sundry risks related to inventories and property, plant and equipment and loss of profit, at amounts considered sufficient to cover eventual losses based on management's analysis of risks and amounts involved.

     At December 31, 2004 and 2003, the amounts regarding the risks insured were approximately the following:

                                                        Consolidated
                                             ---------------------------------
                                                    2004               2003
                                             --------------  -----------------

    Inventories                                     19,000             21,000
    Property, plant and equipment                  923,000            899,000
    Loss of profits                                553,000            580,000
                                             --------------  -----------------
                                                 1,495,000          1,500,000
                                             ==============  =================


19   Employees' Profit Sharing

     The Company and its subsidiary have a profit sharing program agreed with SINTTEL - Labor Union for Telecommunications Companies, as established by Law 6404/76, effective for one year beginning January 2004. This program intends to foster productivity improvements and compensate employees for the attainment of the agreed goals, based on operational and financial indicators, approved by the Company's and subsidiary's Board of Directors.

     In 2004 and 2003, as prescribed by Company By-laws and subject to the approval of the Stockholders' Meeting, employees' profit sharing is as follows:

                                                        Consolidated
                                                ------------------------------
                                                     2004             2003
                                                -------------     -----------

    Employees' profit sharing                        16,872          14,957
    Statutory directors' profit sharing               3,606           2,526
                                                -------------     -----------
                                                     20,478          17,483
                                                =============     ===========

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



20   Stock Option Based Compensation

     On October 5, 2000, the Board of Directors of Telemig Celular Participacoes S.A. approved two long-term incentive plans, as follows:

(a) Plan A - This plan is for certain key executives who may be granted target-based bonuses consisting of Telemig Celular Participacoes S.A. common or preferred shares. The bonuses are earned and shares issued only to the extent that Telemig Celular Participacoes S.A. achieves performance goals determined by the Board of Directors during a five-year performance period. Up to December 31, 2004, no options have been granted.

(b) Plan B - This plan is for key executives (including those participating in the plan A) and other employees. Options granted relate to Telemig Celular Participacoes S.A. preferred shares, exercisable at the market price at the time they are granted. The vesting of this option is 20% during the second year, 60% in the third year, and 100% in the fourth year. Up to December 31, 2004, 123,915 share options were granted and none were exercised. The exercise price of the granted options is R$ 4.76 (four reais and seventy six cents) per one thousand preferred shares of Telemig Celular Participacoes S.A. This price is adjusted based on the General Market Price Index (IGP-M) to the option exercise date. There were no vested options at December 31, 2004.

     During the meetings held on December 29 and 30, 2003, the Boards of Directors of the Company and its subsidiary, respectively, approved changes on Plan B, as follows.

     The plan is for the Company's key executives (which can also choose Plan
     A), and the stock options granted relate to preferred shares, exercisable at a 20% discount from the market price at the time they are granted. In January 2004, 40% of the options will vest, 70% in January 2005, and 100% in January 2006. These options can be exercised up to January 2008. Up to December 31, 2004, 464,583 options have been granted. The options' exercise price is R$ 3.84 (three reais and eighty four cents) per thousand preferred shares of Telemig Celular Participacoes S.A. This price is adjusted based on the IGP-M to the option exercise date. The estimated dilution percentage is 0.17% for Telemig Celular Participacoes S.A. over the five-year period of the approved plan.

     At December 31, 2004, the balance of exercisable options is 185,833. No option was exercised up to December 31, 2004.

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



21   Financial Instruments (consolidated)

     The subsidiary conducts transactions involving financial instruments in order to reduce exposure to interest and foreign currency risks. Management of these risks is carried out by defining strategies and determining exposure limits.

(a)  Foreign exchange rate and interest rate risks

     Foreign exchange rate and interest rate risks relate to the possibility of the subsidiary incurring losses arising from exchange rate and interest rate fluctuations, increasing its debt for loans balance and the related financial expenses. In order to mitigate such risks, the subsidiary carries out hedge transactions, through cross currency interest rate swap agreements.

     At December 31, 2004, the updated value of the swap agreements was R$ 222,056 (R$ 375,544 at December 31, 2003). These agreements fall due from February 2005 to May 2006.

     The gains or losses derive from differences in contracted indices against reference indices and are accounted for on the accrual basis under net financial income or expenses, separately. At December 31, 2004, the net amount receivable deriving from swap agreements totaled R$ 9,749, of which R$ 11,631 is included in current assets and R$1,882 in long-term liabilities. At December 31, 2003, the net amount receivable relating to swap contracts totaled R$ 36,949, of which R$ 37,348 is shown in long-term receivables and R$ 399 in current liabilities.

     At December 31, 2004, the Company and its subsidiary had foreign currency-denominated financing in the amount of R$ 424,297 (R$ 371,089 in 2003), of which 52% (100% in 2003) have been hedged.

(b)  Credit risk

     Accounts receivable credit risk relates to amounts of billed and unbilled telecommunications services provided, sales of handsets, and distribution of prepaid cards. The subsidiary continuously monitors credit granted to its customers and the default level.

     Customer access to telecommunications services is blocked when the bill is overdue for more than 15 days, except for telephone services to be maintained for security or national defense reasons. There are different credit risks involving receivables from mobile telecommunications services. The subsidiary sets credit limits to handset resellers and prepaid card distributors. These limits are defined based on potential sales, risk history, payment timeliness, and default level. At December 31, 2004, the subsidiary's allowance for losses on receivables is R$ 18,200 (R$ 16,312 at December 31, 2003) - Note 6.

     Transactions with financial institutions (financial investments and swap agreements) are carried out with several highly rated financial institutions, thus minimizing credit risks and

Telemig Celular Participacoes S.A. (parent company) and
Telemig Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
In thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


     avoiding concentration.

     There is no concentration of funds available that has not been mentioned above, which could, if suddenly eliminated, severely impact the Company's and the subsidiary's operations.

(c)  Market value of financial instruments

     The market value of the financial assets and liabilities is determined based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or methodologies could have a different effect on the estimated market values.

     The book value of financial investments at December 31, 2004, is equivalent to its market value because these investments are recorded at their realization value. The book balance of the swap agreements (Note 21a) at December 31, 2004 is lower than market value because of the premium that would be calculated if these agreements were settled in advance. However, the Company has no intention of settling these transactions in advance.

     The book balances of loans and financing approximate their market value.

     The market value of the investment in the subsidiary is calculated based on the closing quotations of the stock exchanges in which there was a higher business volume of each instrument or the book amount of each type of share without negotiation. The market value calculated based on the quotation on the stock exchange arises from negotiations between minority stockholders, not necessarily representing the amount which would be obtained at a shareholding transfer transaction. Accordingly, the market value of the investment in the subsidiary is approximately R$ 1,365,563 at December 31, 2004 (R$ 877,100 at December 31, 2003).

22   Subsequent Events

     In January 2005, ADENE - The Northeast Development Agency (formerly SUDENE) recognized the 75% income tax reduction tax benefit, granted in territories entitled to the incentive where the subsidiary operates (north of Minas Gerais and Vale do Jequitinhonha) for a 10-year period, subject to ratification by the Federal Revenue Secretariat.




                                      * * *

                               Board of Directors

                           Arthur Joaquim de Carvalho
                                    Chairman

    Wagner Pinheiro de Oliveira                      Jose Leitao Viana
            Director                                    Director


      Veronica Valente Dantas                        Luciano Batista
            Director                                    Director


     Eleazar de Carvalho Filho                    Rodrigo Bhering Andrade
            Director                                    Director


    Marcos Nascimento Ferreira                   Danielle Sibergleid Ninio
            Director                                    Director


Maria Amalia Delfim de Melo Coutrim         Petronio Fernandes Goncalves Junior
                         Director                      Director


                                Board of Auditors

                             Luiz Otavio Nunes West
                                    Chairman

        Aldo Bastos Alfano                        Augusto Cesar Calazans Lopes
            Director                                       Director

                                 Gilberto Braga
                                    Director

                                 Executive Board

                         Antonio Jose Ribeiro dos Santos
                             Chief Executive Officer

  Ricardo Del Guerra Perpetuo                      Aloysio Jose Mendes Galvao
     Chief Financial and                          Chief Human Resources Officer
 Investor Relations Officer

                            Giuliano Augusto de Melo
                                  Accountant r
                     Accountant - CRC - MG-074244/0-0 "S" DF